5/17

04030173

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eisai Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4015 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/18/04

82-4015

RECEIVED
2004 MAY 17 A 9:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
ANNUAL FINANCIAL REPORT RELEASE

AR/S
3-31-04

FOR IMMEDIATE RELEASE
MAY 11, 2004

On May 11, 2004, Eisai Co., Ltd., announced annual consolidated financial results for the fiscal year ended March 31, 2004.

- Date of the Board of Directors' Meeting for presentation of annual consolidated financial results: May 11, 2004
- These financial presentations do not conform to U.S. GAAP.
- Eisai Co., Ltd., is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, President and Chief Executive Officer
- Inquiries should be directed to: Hiroyuki Mitsui, Vice President, Corporate Communications

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: 03-3817-5085
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED ANNUAL FINANCIAL RESULTS (APRIL 1, 2003 – MARCH 31, 2004)

(1) RESULTS OF ANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2003-March 31, 2004	¥500,164 mil.	7.2%	¥83,061 mil.	9.5 %	¥ 83,382 mil.	9.5%
April 1, 2002-March 31, 2003	¥466,613 mil.	8.1%	¥75,863 mil.	4.4 %	¥ 76,137 mil.	0.0%

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
April 1, 2003-March 31, 2004	¥50,148 mil.	22.2%	¥172.11	¥172.11	12.4%	13.8%	16.7%
April 1, 2002-March 31, 2003	¥41,027 mil.	12.4%	¥141.16	¥139.85	10.9%	13.2%	16.3%

Notes:1. Equity in earnings of associated companies (accounted for by equity method):
- Fiscal year ended March 31, 2004: ¥31 mil.
- Fiscal year ended March 31, 2003: ¥47 mil.

2. Average Common Stock issued and outstanding:
- Fiscal year ended March 31, 2004: 291,169,072 shares
- Fiscal year ended March 31, 2003: 290,163,720 shares

3. There have been no changes in accounting methods used by Eisai Group consisting of Eisai Co., Ltd., consolidated subsidiaries and associated companies (hereinafter referred to as 'the Company') during the fiscal year period.
4. Percentage increase (decrease) compares periods ended March 31, 2004 and 2003.

(2) FINANCIAL POSITION

Year End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
March 31, 2004	¥615,776 mil.	¥419,461 mil.	68.1%	¥1,457.47
March 31, 2003	¥591,721 mil.	¥388,247 mil.	65.6%	¥1,330.34

Note: Common Stock issued and outstanding:
- Fiscal year ended March 31, 2004: 287,777,270 shares
- Fiscal year ended March 31, 2003: 291,790,554 shares

(3) CASH FLOW CONDITION

Year End	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
March 31, 2004	¥72,718 mil.	(¥27,256 mil.)	(¥21,357 mil.)	¥146,116 mil.
March 31, 2003	¥57,606 mil.	(¥27,721mil.)	(¥19,829 mil.)	¥127;271 mil.

(4) NUMBER OF CONSOLIDATED SUBSIDIARIES, NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Consolidated subsidiaries: 34
- Non-consolidated subsidiaries: -
- Associated companies: 3

(5) CHANGES IN NUMBER OF CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Number of newly consolidated subsidiaries: 1
- Number of companies omitted from consolidation: -
- Number of companies to which equity method is newly applied: -
- Number of companies omitted from application of equity method: -

2. CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2005

Period	Net Sales	Ordinary Income	Net Income
April 1, 2004- September 30, 2004	¥254,000 mil.	¥41,500 mil.	¥25,000 mil.
April 1, 2004- March 31, 2005	¥ 520,000 mil.	¥86,000 mil.	¥52,000 mil.

Note: Forecasted Annual Earnings per Share (EPS): ¥ 180.70

Assumptions associated with the above forecast are noted on page 17 of the Consolidated Subsidiaries Annual Financial Report Release.

I. Business Flows Within the Group

The Group consists of Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company'), 34 consolidated subsidiaries and 3 associated companies accounted for by the Equity Method. The diagram below shows the principal operations and flows within the Group.



[Japan]
<Pharmaceuticals Segment>
* Sannova Co., Ltd. (Pharma Prod./Sales)
Products
* Elmed Eisai Co., Ltd. (Pharma Sales)
* KAN Research Institute, Inc. (Research)
* Sanko Junyaku Co., Ltd. (Diagnostics Prod./Sales)
* Palma Bee'z Research Institute Co., Ltd (Diagnostics Prod. Research)
# 1 other company
(Total 6 companies)
Products
Research
Research
<Other Segment Areas>
* Eisai Seikaken Co., Ltd. (Agro-chemical Prod./Sales)
* Clinical Supply Co., Ltd. (Medical Instruments Prod./Sales)
* Herusu Co., Ltd. (Pharma Prod. Machinery, Sales)
* Eisai Distribution Co., Ltd. (Distribution)
* Sunplanet Co., Ltd. (Other Services)
* 1 other company
(Total 6 companies)
Products
Products
Distribution Service
Other Services
EISAI CO., LTD.
[Overseas]
<Pharmaceuticals Segment>
North America
Bulk
Research
Research
* Eisai Inc. (Pharma Production/Sales)
* Eisai Research Institute of Boston, Inc. (Research)
* Eisai Medical Research Inc.(Research)
* Eisai Corporation of North America (Holding Company)
(Total 4 companies)
Europe
Research
Bulk
Research
* Eisai Ltd. (Pharma Sales/Clinical Development)
* Eisai B.V. (Pharma Prod./Sales)
Products
* Eisai GmbH (Pharma Sales)
* Eisai S.A.S. (Pharma Prod./Sales)
* Eisai Farmaceutica S.A. (Pharma Sales Promotion)
* Eisai London Research Laboratories Ltd. (Research)
# 1 other company
(Total 7 companies)
Asia and Others
Products/ Bulk
Products
* P.T. Eisai Indonesia (Pharma Prod./Sales)
* Eisai Taiwan Inc. (Pharma Prod./Sales)
* Eisai China Inc. (Pharma Prod./Sales)
* Eisai Korea Inc. (Pharma Sales)
6 other companies (* : 5, # : 1)
(Total 10 companies)
<Other Segment Areas>
North America
Products
* Eisai Machinery U.S.A., Inc. (Pharma Production Machinery Sales)
* 1 other company
(Total 2 companies)
Europe
Products
* Eisai Machinery GmbH (Pharma Prod. Machinery Manufacture/Sales)
* 1 other company
(Total 2 companies)
Shows sales flow
Symbol Explanation:
* : Consolidated subsidiary (34 companies)
# : Associated companies accounted for by the equity method (3 companies)

Affiliated Companies

(Consolidated Subsidiaries) (As of March 31, 2004)

Company Name	Location	Common Stock		Voting rights	Description of Operations	Relationship/Operations	Note
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	50.92%	Diagnostic product prod./sales	-	* 2,3
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.97%	Pharmaceutical production/sales	(E) Pharmaceutical product purchase	* 3
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
KAN Research Institute, Inc.	Kyoto	¥70	million	100.00%	Basic research	(E) Contract basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distribution	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical instruments production/sales	-	
Sunplanet Co., Ltd.	Tokyo	¥455	million	85.12%	Administrative/Catering/Printing service, Real estate Management	(E) Purchase of admin./catering/ printing service, management of (E) real estate	
Herusu Co., Ltd.	Tokyo	¥64	million	100.00%	Pharmaceutical machinery, quasi-drugs, etc. sales	(E) Pharmaceutical machinery, etc. sales, quasi-drugs etc. purchase	
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical production/sales	-	
Dymec Co., Ltd.	Gifu Pref.	¥30	million	84.80% (84.80%)	Others	-	* 1,6
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	¥50	million	75.46% (25.46%)	Diagnostic product research	(E) Diagnostic product research	* 1
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	179,100	US$	100.00%	U.S. subsidiaries holding company	-	*3
Eisai Inc.	New Jersey, USA	83,600	US$	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical bulk sales	* 1,3,7
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	65,300	US$	100.00% (100.00%)	Basic research/clinical trial process research	(E) Basic research/ clinical trial process research	* 1,3
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00% (100.00%)	Others	-	* 1
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical clinical research	(E) Pharmaceutical clinical research	* 1
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical machinery sales	(E) Pharmaceutical machinery sales	* 1,4
Eisai Ltd.	London, UK	15,548	UK£	100.00%	Pharmaceutical sales/clinical research	(E) Pharmaceutical clinical research	
Eisai London Research Laboratories, Ltd.	London, UK	12,000	UK£	100.00%	Basic research	(E) Basic research	
Eisai Pharma-Chem Europe Ltd.	London, UK	100	UK£	100.00%	Others	-	*6
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharmaceutical sales	(E) Pharmaceutical sales	
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery prod./sales	(E) Pharmaceutical machinery sales	* 1
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharmaceutical production/sales	-	
Eisai B.V.	Amsterdam, Neth.	540	EUR	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical bulk sales	
Eisai Farmaceutica, S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical sales promotion	-	
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharmaceutical management/sales support	(E) Pharmaceutical management/sales support	*9
Eisai (Malaysia) Sdn. Bhd.	Petal. Jaya, Malaysia	470	M$	100.00% (5.74%)	Pharmaceutical sales	(E) Pharmaceutical sales	*1
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	* 1,5
Eisai Taiwan Inc.	Taipei, Taiwan	250,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Weizai Co., Ltd.	Taipei, Taiwan	20,000	NT$	100.00%	Pharmaceutical sales	-	
Eisai China Inc.	Suzhou, China	139,274	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	* 1

Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00% (10.00%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	* 1
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales	-	

(Equity in Earnings in Associated Companies Accounted for Equity Method) (As of March 31 , 2004)

Company Name	Location	Common Stock (Unit: thousands)		Voting rights	Description of Operations	Relationship/Operations	Note
Bracco-Eisai Co., Ltd.	Tokyo	340,000	Yen	49.00%	Contrast media import/ production/sales	(E) Contrast media purchase	
Eisai-Novartis Verwaltungs GmbH	Nuremberg, FRG	25	Euro	50.00% (50.00%)	Prescription pharmaceuticals	-	* 1,6
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250	Peso	49.90% (1.45%)	Pharmaceutical prod./sales	(E) Pharmaceutical sales	* 1

Notes: *1. Voting rights (%) ownership: Figures in parenthesis represent percentage indirectly owned by the Parent Company.

*2. The stock of Sanko Junyaku Co., Ltd. is traded in the Over-the-Counter market (JASDAQ).

*3. Specially designated subsidiary according to the stock exchange law. (E) indicates Eisai Co., Ltd.

*4. Newly consolidated subsidiary, which was established in August, 2003 and has been in operation of pharmaceutical machinery sales succeeded from Eisai U.S.A., Inc.

*5. The Parent Company has a less than 50 percent ownership in Eisai (Thailand) Marketing Co., Ltd., but is considered as a consolidated subsidiary under the application of the "controlling entity" standard.

*6. Dymec Co., Ltd., Eisai Pharma-Chem Europe Ltd., and Eisai-Novartis Verwaltungs GmbH are in the process of liquidation.

*7. In the consolidated financial results for the period under review, the only subsidiary whose sales exceed ten percent of consolidated sales is Eisai Inc. and its principal financial results are noted below.

Sales	¥196,109 mil.
Ordinary income	¥10,603 mil.
Net income	¥6,043 mil.
Shareholder's equity	¥23,574 mil.
Total assets	¥89,756 mil.

8. Food Additives and Chemicals Division of the Parent Company was split off into a newly incorporated wholly-owned subsidiary of the Parent Company, Eisai Food & Chemicals Co., Ltd. in April 2004.

*9. Eisai Asia Regional Services Pte. Ltd. has changed its principle operations from pharmaceutical management and sales support to pharmaceutical importation and sales from April 2004.

2. Management policy

1) Basis of management

The Eisai Group (hereinafter referred to as 'the Company') positions as its creed the realization of the vision of a 'human healthcare (hhc) company', which is capable of making a meaningful contribution under any medical system through meeting the diverse healthcare needs of patients and their families as well as consumers. Consistent with such corporate philosophy, we are committed to promoting compliance with an eye to observing laws and ethical standards, and to striving to enhance corporate value while continuing our efforts to further expand the trustworthy relationship with a wide spectrum of stakeholders such as clients, shareholders and local communities.

2) Issues facing the Company and management strategies

With respect to business environment surrounding the pharmaceutical industry, harsh situations have been increasingly looming large, as represented by the accelerating healthcare cost-containment measures in Japan, the U.S. and Europe, the swelling research and development (R&D) expenditures, and the active corporate realignments. Under such circumstances, the Company, with an aim of being 'the global leader in benefiting patients' in conformity with the human healthcare philosophy, which was set forth in its medium and long-term strategic plan initiated in April 2002, endeavors to live up to expectation of stakeholders through pursuing efficiency in management as a whole while further focusing on and reinforcing the infrastructure of pharmaceutical business. In the meantime, for purposes of ensuring consistent supply of high-quality products and information provision of safe usage, the Company seeks to promote 'seamless value chain' whereby all the operations from R&D, manufacturing, marketing to pharmacovigilance be conducted consistently in-house. In conjunction with the final fiscal year in the strategic plan thereof ending in March 2007, ¥100 billion will be invested in R&D which constitutes the basis of our growth while consolidated net sales and operating income are targeted at ¥600 billion and ¥100 billion, respectively.

(1) Establishment of business infrastructure for sustainable growth and improvement in management efficiency

In Japan, the U.S., Europe and Asia respectively, the Company strives to reinforce the basis of growth and pursue efficiency for management through capitalizing upon expansion of Alzheimer's disease treatment *Aricept* and proton pump inhibitor *Pariet* as well as aggressively pursuing business development including but not limited to strategic alliances. In connection with the world-largest U.S. market, the Company will aim at enhanced profitability by way of proactively implementing such measures as build-up of medical representatives and clinical researchers, and functional expansion of production and logistics in line with reinforcement of our own seamless value chain. In Japan, the Company seeks to fortify the business infrastructure through concentrating our managerial resources on focused areas such as neurology, gastroenterology and orthopedics. In addition, we endeavor to expand production facilities, thereby achieving stable product supply and cost reduction. In Europe, the Company envisions to facilitate business given the enlarging European Union (EU). As for Asian market, in the rapidly growing China market, build-up of medical representatives and ensuing expansion of marketing territories will shore up our business foundation therein.

(2) Franchise development of R&D

The Company concentrates R&D resources on the franchise areas of neurology and gastroenterology with a view to discovering new drugs of high efficacy, safety, and economical efficiency in order to address unmet medical needs. While utilizing the specific capabilities of the respective R&D facilities in relation to basic research, our research laboratories in Japan, the U.S. and Europe are facilitating global collaboration for purposes of efficient drug discovery. With respect to clinical research, the Company will promote global clinical development in Japan, the U.S. and Europe in order to seek early New Drug Applications (NDA) and develop product life-cycle management. At the same time, the Company will pursue continuous NDA through proactively promoting joint research, strategic alliances, and licensing activities with research organizations and corporations in Japan and overseas. Moreover, we look to enrich our pipeline by investing in oncology and Japan's orthopedics as prospective franchise candidates.

(3) Stable supply of pharmaceutical products of high-quality

At the manufacturing bases in Japan, the U.S. and Asia, we continue to deal with consistent delivery of high-quality products made in strict compliance with the quality standards in each country. In addition, we are committed to providing environment-friendly products by facilitating technological development and product design that leads to reduction in environmental burden.

(4) Promotion of corporate social responsibilities (CSR) management

The Company recognizes environmental conservation as an integral part of corporate social responsibilities (CSR). In our factories and laboratories the Company is implementing environmental control in accordance with the environmental management system (ISO14001) and pursuing reduction in environmental burden and prevention of global warming through promoting energy and resource conservation, reduction in waste, and recycling. Furthermore, the Company is making philanthropic investments for purposes of assisting social and cultural activities as evidenced by facilitation of natural science research with respect to human disease and its remedy together with dissemination of knowledge thereof, and promotion of interdisciplinary study of healthcare including pharmacoeconomics as well as development of young researchers. In this context, we compile 'Environmental and Social Report' incorporating the activities thereof every year and report to stakeholders ipso facto.

3) Basic policy on profit appropriation

With respect to profit distribution, the Company intends to reward shareholders with stable dividends in consideration of the consolidated financial performance together with dividends on shareholders' equity ratio (DOE), and by the flexible implementation of share buyback. At the same time, the funds thereof will be allocated to enrich R&D activities and reinforce business infrastructure with an eye to strengthening competitive advantage among peers. In this connection, we are in pursuit of a targeted DOE ratio of 3% for the fiscal year ending in March 2007.

4) Enhancement of corporate governance

(1) Basic policy and status quo

The Company, placing importance on enhancement of corporate governance, is dedicated to ensuring management transparency and fairness as well as agile decision-making in order to consistently bolster corporate value through fulfillment of social responsibilities and improvement in management quality.

In fiscal year 2000, the Corporate Governance Committee chaired by a newly introduced outside director that provides advice on nomination and remuneration of directors with the Board of Directors was established. Starting in fiscal year 2003, the Company has segregated the respective functions of

Chairperson of the Board and COO & CEO, thereby reinforcing the supervisory function of the Board while significantly delegating responsibilities and authority to executive officers.

Beginning in 2004, subject to approval by the general meeting of shareholders in June, the Company plans to adopt the 'Company with Committees System', aiming at even more 'enhancement of management transparency and fairness', 'improvement in management oversight function', and 'acceleration of decision-making by executive officers'. Main points thereof are summarized as follows;

*The Board of Directors will have the appropriate number of outside directors that comprise the majority thereof.

*The Nominating Committee, Compensation Committee, and Audit Committee will be established in accordance with the law.

The Nominating Committee and the Compensation Committee will be composed entirely of outside directors while the majority of the Audit Committee will consist of outside directors with the chairperson thereof being appointed from among the outside directors.

(2) Outline of relationship with outside directors and outside corporate auditors -personnel relationship, stock ownership, and related party transaction-

1. Relationship with outside directors

Mr. Shigehiko Yoshino is a senior counselor to Saitama Resona Bank, ltd. that acts as a leading core bank for the Company. The bank holds 4.18% of the Company's outstanding shares as of the end of March 2004. Mr. Stuart Meikelejohn is a partner of Sullivan & Cromwell in the U.S. that provides us with legal advice on a continuous basis. Mr. Mitsuaki Shimaguchi is a professor at Graduate School of Business Administration, Keio University and also a trustee and president of The Health Care Science Institute established by the Company's donation.

2. Relationship with outside corporate auditors

Mr. Mitsuo Minami is a professor at Faculty of Business Administration, Bunkyo Gakuin University and also an ex-representative partner of Tohmatsu & Co. that is engaged in auditing the Company's financials. Mr. Katsuro Tanaka is a representative partner of TMI Associates that is a legal adviser to the Company. Mr. Nobuo Eda is a former employee of the Company.

(3) Directors compensation and audit fees

During the fiscal year at issue, remuneration paid to directors and that to statutory corporate auditors amounted to ¥263 million and ¥ 84 million respectively, totaling at ¥ 347 million in the aggregate while the audit fees disbursed to an external auditor in connection with certificate of audit came to ¥ 53 million.

5) Promotion of compliance

The Company, placing its management priority on compliance, has stipulated a Charter of Business Conduct and strived to ensure the observance thereof by all the officers and employees in their daily activities. While reforming the programs in pursuit of abidance by higher standards, the Company seeks to insure the compliance therewith in the entire Eisai Group on a continuous basis through soliciting utilization of the standing consultation contacts inside and outside the Company, implementing ongoing training sessions for officers and employees, and facilitating risk-assessment as to compliance together with countermeasures thereto in addition to completing the revisions of the code of conduct based on new guidance.

3. Performance Review and Financial Position

1) Operating results for the period under review

[Sales and income]

Despite the cost-consciousness vis-à-vis pharmaceutical products highlighted in the U.S., the healthcare cost-containment measures developed in the respective nations in Europe, and the co-payment requirement for employees' health insurance system raised last April in Japan, pharmaceutical markets in the U.S. and Europe registered continuous expansion while Japanese market remained steady.

Under such circumstances, the Company achieved the following consolidated financial results for the period under review:

Net sales: ¥500,164 million (7.2% increase year-on-year)
Operating income: ¥83,061 million (9.5% increase year-on-year)
Ordinary income: ¥83,382million (9.5% increase year-on-year)
Net income: ¥50,148 million (22.2% increase year-on-year)

Net sales gained ground in Japan, the U.S., Europe, and Asia as sales of *Aricept* expanded to ¥141,563 million, up 22.8% year-on-year and those of *Pariet* (US brand name*: Aciphex)* increased to ¥129,016 million, up 9.9% year-on-year respectively.

In conjunction with profits, despite the proactive investments in R&D and the growing markets, operating income secured an upward trend, which was mainly attributable to cost-reduction as well as efficient usage of expenses. On the other hand, net income expanded mainly due to the extraordinary gain on exemption from surrogated obligation of employees' Welfare Pension Fund.

[Conditions by segment]

(Net sales for each segment are those to external customers.)

(1) Performance by operating segment

Pharmaceuticals segment

In the Pharmaceuticals segment, sales of *Aricept* and *Aciphex/Pariet* took an upturn in Japan, the U.S., Europe and Asia.

Consequently pharmaceutical sales came to ¥476,761 million, up 7.9%

year-on-year while operating income amounted to ¥84,572 million, an increase of 8.8% year-on-year.

Other segments

Although sales in other segments declined 6.2% year-on-year to ¥23,402 million mainly because of the divestiture of the animal health division in February 2003, the operating income thereof climbed 122.3% to ¥1,448 million.

(2) Performance by geographical area

Japan:

Sales in Japan amounted to ¥260,945 million, up 4.1% while operating income came to ¥71,880 million, up 2.4%.

Sales of *Aricept* augmented to ¥28,419 million, up 30.0% and those of *Pariet*, for which we obtained an approval of additional indication of maintenance therapy for gastro-esophageal reflux disease (GERD) in July last year, soared to ¥14,614 million, an increase of 151.3% respectively. Meanwhile, operating income gained ground despite an increase in R&D expenditures.

North America:

Sales in North America expanded 8.3% to ¥194,518 million, and operating income rose 92.0% to ¥10,933 million.

Sales of *Aricept* surged 17.9% to ¥87,892 million while sales of *Aciphex* showed a steady growth of 1.7% to ¥105,514 million.

Europe:

Sales in Europe reached ¥34,838 million, up 27.5%, while operating income came to ¥3,416 million, up 41.0%.

Sales of *Aricept* advanced 36.9% to ¥22,760 million and sales of *Pariet* climbed 12.8% to ¥7,326 million respectively.

Asia and other regions:

Sales in Asia and other regions inched up 7.9% to ¥9,861 million while operating income made an upturn by 7.4% to ¥1,831 million. Meanwhile sales of *Aricept* amounted to ¥2,490 million, up 8.9%, and sales of *Pariet* were bolstered to ¥1,561 million, up 17.3%.

Total overseas sales excluding Japan grew to ¥239,218 million, an increase of 10.8%, accounting for 47.8% of the Company's total net sales.

[Profit distribution]

In connection with dividends payout, the Company intends to set the fiscal year-end dividend at ¥18 per share, together with the interim dividend of ¥18 per share, making an annual total divided of ¥36 per share, which is an increase of ¥4 per share over the previous year. In this context, dividends payout ratio and dividends on shareholders' equity ratio (DOE) will be 20.9% and 2.6% respectively.

2) Financial condition for the period under review

[Assets, etc.]

Total assets at the end of the period under review stood at ¥615,776 million, an increase of ¥24,055 million from the end of the previous year. Marketable securities and investment securities, among other assets, were the main items that showed an increase while cash and cash equivalent together with trade receivables contracted.

Total liabilities amounted to ¥187,717 million, down ¥6,423 million from the end of the previous year. Reserve for sales rebates and accrued income taxes, among others, were the main items that registered a decline while accounts payable and accrued expenses increased.

Total shareholders' equity came to ¥419,461 million, an increase of ¥31,213 million from the end of the previous year, resulting in the shareholders' equity ratio of 68.1%, up 2.5 points.

[Capital expenditures]

Capital expenditures amounted to ¥25,423 million, a rise of ¥7,973 million year-on-year, most of which were used to upgrade production facilities and R&D laboratories in Japan and the U. S.

[Cash flow]

Net cash generated by operating activities for the period under review amounted to ¥72,718 million, up ¥15,112 million from the corresponding period of the previous year. Income before income taxes and minority interest rose ¥12,697 million from the previous period to ¥82,522 million. Major factors for the year-on-year gain thereof were attributed to a decline in trade receivables and an increase in other current liabilities. In the meantime, depreciation and amortization expenses leveled off at ¥18,488 million while income taxes paid augmented to ¥45,810 million.

Cash outflows arising out of investing activities amounted to ¥27,256 million, a decline of ¥464 million from the same period of the previous year, out of which ¥21,873 million was used for purposes of acquiring property, plant and equipment. Net cash used in financing activities totaled at ¥21,357 million, an increase of ¥1,527 million from the same period of the previous year, with the main usages thereof being the share buyback implemented in February this year in the amount of ¥11,400 million and the dividends payment of ¥9,920 million.

As a result of such operating, investing and financing activities, cash and cash equivalents at the end of the period under review came to ¥146,116 million, up ¥18,845 million from the end of the previous year.

[Trends in Financial Indicators]

	Year ended March 2000	Year ended March 2001	Year ended March 2002	Year ended March 2003	Year ended March 2004
Shareholders' equity ratio (%)	67.8	63.0	64.9	65.6	68.1
Market Cap. Ratio (%)	165.1	168.3	164.8	107.7	131.8
Debt repayment term (years)	1.38	0.31	0.15	0.04	0.03
Interest coverage ratio	28.8	110.6	150.5	489.6	1,040.6

(Note) Calculation method of each indicator in the above table is as follows:

Shareholders' equity ratio: shareholders' equity / total assets

Market Cap. Ratio: market capitalization (the stock price at the end of the period x number of shares outstanding at the end of the period after deduction of treasury stock) / total assets

Debt repayment term: interest-bearing debt (bonds payable, loans payable, agent deposits payable) / operating cash flow

Interest coverage ratio: operating cash flow / interest payments (interests paid)

3) Progress in Research and Development

[Products under development]

The clinical trials are being extensively conducted with respect to our major global development projects such as E5564 for the treatment of sepsis, E7070, E7389 as anticancer agents, and E2007, a selective AMPA receptor antagonist. In the meantime, we have advanced the development stage to Phase II in connection with D2E7 for the treatment of rheumatoid arthritis, E0167, for the prevention of recurrence of tumors after treatment of hepatocellular carcinoma, E7210, an ultrasound medium and E2014 for the treatment of cervical dystonia onto trials. On the other hand, we withdrew the application for approval as to E2000, a muscle relaxant preparation that had been under development in Japan.

In conjunction with E2020 (Product name: *Aricept*), we filed new formulation applications for rapid disintegration (RPD) tablet, which is designed to make administration easier for elderly patients, with the U.S. and European Union's regulatory agencies in December 2003. In Japan, an application for RPD tablet filed with authorities was approved in February 2004.

As far as additional indications of E3810 (Product name: *Aciphex/Pariet*) are concerned, we obtained approval for on-demand therapy for symptomatic gastro-oesphageal reflux disease (symptomatic GORD) in April 2004, and submitted an application for the treatment of Zollinger-Ellison syndrome (ZES) in December 2003, both of which are in conformity with the E.U. mutual recognition procedure. In Japan, we obtained approval of additional indication for maintenance therapy of gastro-esophageal reflux disease (GERD) in July 2003.

Moreover, we have been authorized to market *Apnission Injection* as the treatment of apnea syndrome of prematurity, and as the new formulations, *Neophylin Injection Soft Bag* for primarily use at asthma attacks and *Warfarin* Tablet 0.5mg for the treatment and prevention of thromboembolism in February 2004 in Japan. A New Drug Application (NDA) as to T-614, for rheumatoid arthritis, and an additional indication application for *Cleactor,* a thrombolytic agent for the treatment of acute pulmonary embolism, were filed with Japan's regulatory agency in September and May 2003 respectively.

In addition to in-house development, the Company is also proactive in pursuing strategic alliances and licensing activities for marketed products and promising compounds. In Japan, *Maxalt,* a migraine treatment launched last September was in-licensed while in the U.S. and Europe, we acquired rufinamide (generic name), for which phase III trial was completed, and executed a product acquisition agreement this March as to *Zonegran,* which was already launched in the U.S. and a NDA was filed with EU authorities for, both anti-epileptic agents. Furthermore, we signed an agreement with Teva Pharmaceuticals Industries Ltd. for the global co-development of rasagiline for Alzheimer's disease and its co-promotion for Parkinson's disease in the U.S., which was filed with the FDA by Teva. As evidenced by the activities thereof, we are committed to further enriching our pipeline.

[Production]
Aiming at consistent supply of *Aricept* and *Aciphex/Pariet* to meet the increasing worldwide demand, the Company strives to enhance our production function by renewing or expanding the facilities.

In November 2003, expansion of formulation factory located in North Carolina was completed to expand its production capacity. Meanwhile, in Japan, construction of a new facility of the Misato Plant in Saitama Prefecture was initiated in February 2004 to reinforce manufacturing capacity of pharmaceuticals. In the Kashima Plant (Ibaraki Prefecture), the new facility with functions of both compound synthesis research and the production of drug substances is under construction, completion of which is expected in August 2004.

The Company is dedicated to enhancing the product quality and operational safety while taking environmental conservation into consideration and seeking reduction in production cost on a continuous basis.

[Activities for environmental conservation]
The Company, highly aware of the global environmental issues, is promoting business activities in consideration of environmental conservation through various ways such as energy-conservation, reduction in CO_2 emission and

waste generation, and recycling in line with the targeted goals set forth in the long- term plan.

In relation to safety and occupational health, we obtained 'OHSAS18001', a certification standard for the Occupational Health and Safety Management System, at the Kashima Plant in November 2003, following the precedent of the Kawashima Plant (Gifu Prefecture).

4) Outlook for the fiscal year 2004

We hereby provide the financial forecast on a consolidated basis for the full fiscal year ending March 2005 as follows:

Net sales: ¥520,000 million (4.0% increase year-on-year)
Operating income: ¥86,000 million (3.5% increase year-on-year)
Ordinary income: ¥86,000 million (3.1% increase year-on-year)
Net income: ¥52,000 million (3.7% increase year-on-year)
(Assumptions)
US$1=¥105, Euro 1=¥125, Sterling Pound 1=¥185

With respect to net sales, despite the harsh business environment as represented by downward revision of the drug prices listed on the national health insurance system implemented this April in Japan, increasingly intensified competition at home and abroad, and upward trend in Yen's appreciation, we expect a sustainable growth, capitalizing upon, among other factors, further expansion of *Aricept* and *Aciphex/Pariet* in the respective nations of the world as well as additional boost by anti-epileptic agent *Zonegran,* which was newly in-licensed in the U.S. and Europe.
In conjunction with profits, we also envision an advance, building upon improvement in cost-to-sales ratio and efficiency in managerial resources in spite of proactive investment in R&D on a continuous basis.

Regarding dividends, we plan to repatriate an annual total dividend of ¥42 per share, an increase of ¥6 per share over the previous year.
(an interim dividend: ¥21 per share, a fiscal year-end dividend: ¥21 per share)

Safe Harbor Statement

Materials and information provided during this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements.

Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations. Risks and uncertainties particularly apply with respect to product-related forward-looking statements. Product risks and uncertainties include, but are not limited to, technological advances and patents attained by competitors, challenges inherent in new product development, including completion of clinical trials; claims and concerns about product safety and efficacy; obtaining regulatory approvals; domestic and foreign healthcare reforms; trends toward managed care and healthcare cost containment, and governmental laws and regulations affecting domestic and foreign operations.

Also, for products that are approved, there are manufacturing and marketing risks and uncertainties, which include, but are not limited to, inability to build production capacity to meet demand, unavailability of raw materials, and failure to gain market acceptance.

4-1) CONSOLIDATED BALANCE SHEET (ASSETS)

Account Title	Note	March 31, 2003 (Millions of Yen)		March 31, 2003 (%)	March 31, 2004 (Millions of Yen)		March 31, 2004 (%)	Increase (Decrease) (Millions of Yen)
ASSETS								
Current assets:								
Cash and time deposits			¥101,263			¥56,703		
Accounts and notes receivable-trade			149,049			132,103		
Short-term investments			35,335			98,189		
Inventories			35,061			35,108		
Deferred tax assets			19,285			21,596		
Other current assets			9,187			10,738		
Allowance for doubtful receivables			(201)			(249)		
Total current assets			348,981	59.0		354,191	57.5	5,209
Fixed assets:								
Property, plant and equipment								
Buildings and structures	4	129,597			135,034			
Accumulated depreciation		72,441	57,155		75,065	59,968		
Machinery, equipment and vehicles	4	88,210			88,991			
Accumulated depreciation		65,724	22,486		67,167	21,823		
Land	2		19,097			17,247		
Construction in progress			4,464			8,579		
Others	4	36,139			37,514			
Accumulated depreciation		27,658	8,480		28,442	9,071		
Net property, plant and equipment			111,685	18.9		116,690	19.0	5,005
Intangible assets			16,035	2.7		15,055	2.4	(979)
Investments and other assets								
Investment securities	1		66,994			82,427		
Long-term loans receivable			98			55		
Deferred tax assets			18,778			17,940		
Other assets	1		30,077			30,490		
Allowance for doubtful receivables			(929)			(1,074)		
Total investments and other assets			115,019	19.4		129,839	21.1	14,820
Total fixed assets			242,739	41.0		261,585	42.5	18,845
Total			¥591,721	100.0		¥615,776	100.0	¥24,055

4-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

		March 31, 2003		March 31, 2004		Increase (Decrease)
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES						
Current liabilities:						
Accounts and notes payable-trade		¥16,134		¥15,864		
Short-term borrowings		35		191		
Current portion of straight bonds	2	100		–		
Accounts payable-other		41,145		45,355		
Accrued expenses		22,595		28,635		
Accrued income taxes		23,026		16,757		
Reserve for sales rebates		37,574		23,319		
Other reserves		796		896		
Other current liabilities		4,584		3,956		
Total current liabilities		145,992	24.7	134,975	21.9	(11,016)
Long-term liabilities:						
Deffered tax liabilities		344		321		
Liability for retirement benefits		45,417		49,877		
Retirement allowances for directors and corporate auditors		1,764		1,846		
Excess of net assets over cost		178		245		
Other long-term liabilities		443		449		
Total long-term liabilities		48,148	8.1	52,741	8.6	4,592
Total liabilities		194,140	32.8	187,717	30.5	(6,423)
Minority Interests		9,332	1.6	8,598	1.4	(734)
Shareholders' equity:						
Common stock	5	44,985	7.6	44,985	7.3	–
Capital surplus		55,222	9.3	55,222	8.9	–
Retained earnings		302,669	51.2	342,830	55.7	40,161
Net unrealized gain on available-for-sale securities		1,424	0.2	8,682	1.4	7,257
Foreign currency translation adjustments		(1,502)	(0.2)	(6,273)	(1.0)	(4,770)
Treasury stock	5	(14,551)	(2.5)	(25,987)	(4.2)	(11,435)
Total shareholders' equity		388,247	65.6	419,461	68.1	31,213
Total		¥591,721	100.0	¥615,776	100.0	¥24,055

CONSOLIDATED STATEMENTS OF INCOME

	April 1, 2002 - March 31, 2003			April 1, 2003 - March 31, 2004			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		¥466,613	100.0		¥500,164	100.0	¥33,550
Cost of sales		102,467	22.0		97,181	19.4	(5,285)
Gross profit on sales		364,145	78.0		402,982	80.6	38,836
Provision of reserve for sales returns		134	0.0		37	0.0	(96)
Gross profit		364,011	78.0		402,945	80.6	38,933
Selling, general and administrative expenses							
Research and development expenses	59,704			69,018			
Selling, general and administrative expenses	228,443	288,148	61.7	250,865	319,884	64.0	31,735
Operating income		75,863	16.3		83,061	16.6	7,197
Non-operating income							
Interest income	1,471			1,337			
Dividend income	350			380			
Amortization of excess of net assets over cost	61			72			
Equity in earnings of associated companies	47			31			
Other non-operating income	866	2,797	0.6	490	2,311	0.5	(486)
Non-operating exspenses							
Interest expense	56			28			
Foreign exchange losses	1,655			977			
Depreciation expense	266			279			
Other non-operating expenses	544	2,523	0.6	706	1,990	0.4	(533)
Ordinary Income		76,137	16.3		83,382	16.7	7,244
Extra-ordinary income							
Gain on sales of fixed assets	15			600			
Gain on sales of investment securities	36			1			
Reversal of allowance for doubtful receivables	61			59			
Gain on exemption from obligation of substitutional portion of employees' Welfare Pension Fund	–			3,732			
Gain on sales of business	495			–			
Other extra-ordinary income	45	654	0.2	14	4,408	0.9	3,754
Extra-ordinary loss							
Loss on disposal of fixed assets	974			2,751			
Additional severance payment	–			679			
Loss on impairment of securities	4,261			112			
Loss on vitamin E litigation settlement	1,090			–			
Loss on litigation	–			422			
Other extra-ordinary loss	640	6,966	1.5	1,302	5,268	1.1	(1,698)
Income before income taxes and minority interests		69,825	15.0		82,522	16.5	12,697
Income taxes-current	35,348			39,980			
Income taxes-deferred	(6,742)	28,606	6.1	(7,053)	32,927	6.6	4,320
Minority interests		191	0.1		(553)	(0.1)	(744)
Net income		¥41,027	8.8		¥50,148	10.0	¥9,121

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS /RETAINED EARNINGS

Account Title	April 1, 2002 - March 31, 2003 (Millions of Yen)		April 1, 2003 - March 31, 2004 (Millions of Yen)	
Capital surplus				
Capital surplus reserve, beginning balance		¥55,125		¥55,222
Increase in additional paid-in capital				
- Conversion of convertible bonds	97	97	-	-
Capital surplus ending balance		55,222		55,222
Retained earnings, beginning balance				
Consolidated earned surplus, beginning balance		275,051		302,669
Increase in retained earnings				
- Net income	41,027	41,027	50,148	50,148
Decrease in retained earnings				
- Loss on treasury stock	4,023		-	
- Dividends	9,288		9,920	
- Bonuses to Directors	98	13,410	66	9,987
Retained earnings, endning balance		¥302,669		¥342,830

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

Account Title	Note	April 1, 2002-March 31,2003 (Millions of Yen)	April 1, 2003-March 31,2004 (Millions of Yen)	Increase (Decrease) (Millions of Yen)
I. Operating activities:				
Income before income taxes and minority interests		¥69,825	¥82,522	
Depreciation and amortization		17,965	18,488	
Amortization of excess of net assets over cost		(61)	(72)	
Increase in allowance for doubtful receivables		264	214	
Interest and dividend income		(1,821)	(1,718)	
Interest expense		56	28	
Equity in earnings of associated companies		(47)	(31)	
Net loss on sales and disposal of fixed assets		959	2,151	
Provision for liability for retirement benefits		12,068	12,605	
Gain on exempted obligation of substitutional portion of employees' Welfare Pension Fund		–	(3,732)	
Loss/Gain on sales of short-term investments and investment securities		(35)	40	
Loss on impairment of securities		4,266	112	
Loss on vitamin E litigation settlement		1,090	–	
Decrease (Increase) in trade receivables		(22,294)	12,607	
(Increase) in inventories		(2,394)	(1,772)	
Increase (Decrease) in accounts payable		(108)	539	
Increase (Decrease) in other current liabilities		(9,765)	11,357	
Increase (Decrease) in reserve for sales rebates		12,352	(10,515)	
Other		(6,051)	(5,912)	
Sub-total		76,270	116,914	40,644
Interest and dividends received		1,634	1,684	
Interest paid		(117)	(69)	
Payments on vitamin E litigation settlement		(2,387)	–	
Income taxes paid		(17,793)	(45,810)	
Net cash provided by operating activities		57,606	72,718	15,112
II. Investing activities:				
Purchases of short-term investments		(24,393)	(9,022)	
Proceeds from sales and redemptions of short-term investments		32,631	18,605	
Purchases of property, plant and equipment		(21,668)	(21,873)	
Proceeds from sales of property, plant and equipment		16	1,342	
Purchases of intangible assets		(4,492)	(3,254)	
Purchases of investment securities		(17,519)	(22,607)	
Proceeds from sales and redemptions of investment securities		6,574	10,508	
(Increase) in time deposits (exceeding 3 months)		(61)	(683)	
Other		1,191	(271)	
Net cash used in investing activities		(27,721)	(27,256)	464
III.Financing activities:				
Net increase (decrease) in short-term bank borrowings		(1,003)	173	
Redemption of corporate bond repayment		(12)	(100)	
Purchase of treasury stock		(9,225)	(11,400)	
Dividends paid		(9,288)	(9,920)	
Other		(300)	(109)	
Net cash used in financing activities		(19,829)	(21,357)	(1,527)
IV. Effect of exchange rate changes on cash and cash equivalents		(4,546)	(5,259)	(712)
V. Net increase in cash and cash equivalents		5,508	18,845	13,336
VI. Cash and cash equivalents at beginning of period		121,763	127,271	5,508
VII.Cash and cash equivalents at end of period		¥127,271	¥146,116	¥18,845

BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENT

April 1, 2002- March 31, 2003	April 1, 2003- March 31, 2004
1.Scope of Consolidation Consolidated subsidiaries: 33 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Palma Bee'Z Research Institute Co., Ltd. and Eisai Medical Research Inc. were established and newly consolidated during this period. Eland Co.,Ltd., Takehaya Co., Ltd., Kawashima Co., Ltd., Seiansha Co., Ltd., and Gakuen Shoji Co., Ltd. were merged into Sunplanet Co., Ltd. (surviving company) in April 2002.	1.Scope of Consolidation Consolidated subsidiaries: 34 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Eisai Machinery U.S.A. Inc. was established and newly consolidated during this period.
2.Number of Companies Accounted for by the Equity Method: Associated companies: 3 Companies (Bracco-Eisai Co., Ltd. and two other companies)	2.Number of Companies Accounted for by the Equity Method: Same as at the left
3. Treatment of Subsidiary in which the Fiscal Period End is Other Than That of The Parent Company. The fiscal period end of Eisai China Inc. (the name changed from Eisai (Suzhou) Pharmaceutical Co., Ltd.) is December 31. The financial statements of Eisai China Inc. are prepared based on business transactions as of December 31, 2002, with necessary adjustments for material transactions being made in the Parent company's financial statements subsequent to that date.	3. Treatment of Subsidiary in which the Fiscal Period End is Other Than That of The Parent Company. The fiscal period end of Eisai China Inc. is December 31. The financial statements of Eisai China Inc. are prepared based on business transactions as of December 31, 2003, with necessary adjustments for material transactions being made in the Parent company's financial statements subsequent to that date.
4. Significant Accounting Policies (1) Accounting Policies for Certain Assets (a) Marketable and Investment Securities Held-to-maturity Securities: Stated at amortized cost. Available-for-sale Securities: Marketable securities: Stated at fair market value on the closing date of the period with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (b) Derivatives	4.Significant Accounting Policies (1) Accounting Policies for Certain Assets (a) Marketable and Investment Securities Same as at the left (b) Derivatives

April 1, 2002- March 31, 2003	April 1, 2003- March 31, 2004
Derivatives are stated at fair market value.	Same as at the left
(c) Inventories Inventories are stated at cost substantially determined by the average method for the Parent Company and the consolidated subsidiaries in Japan, and at lower of cost or market method determined by the first-in first-out method in the consolidated subsidiaries outside Japan, for finished products, goods, work-in-process products, raw materials, supplies.	(c) Inventories Same as at the left
(2) Depreciation of Fixed Assets (a) Property, plant and equipment Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets in the Parent Company and consolidated subsidiaries in Japan, while the straight-line method is used in subsidiaries outside Japan. The ranges of useful lives of assets are noted as follows: Buildings 15 to 65 years Machinery and equipment 6 to 7 years	(2) Depreciation of Fixed Assets (a) Property, plant and equipment Same as at the left
(b) Intangible assets Intangible assets are carried at cost less accumulated amortization which is computed by the straight-line method for the Parent Company and all consolidated subsidiaries. Amortization for software used internally is computed by the straight-line method over useful lives of five years.	(b) Intangible assets Same as at the left
(3) Deferred charges Stock issuance costs are charged to income as incurred.	(3) ――――――
(4) Accounting policies for certain reserves (a) Allowance for doubtful receivables The allowance for doubtful receivable is stated at amounts considered to be appropriate based on the Company's past credit loss experience and on evaluation of potential losses in receivables outstanding.	(4) Accounting policies for certain reserves (a) Allowance for doubtful receivables Same as at the left
(b) Reserve for sales rebates The reserve is stated at an amount determined by multiplying inventories of distributors at the end of the period by the average rebate ratio, in order to provide for expenditures of sales rebates expected to be incurred after the end of the period. In addition, a portion of sales rebates in consolidated subsidiaries is calculated using an estimated rebate percentage associated with sales amounts at the end of the	(b) Reserve for sales rebates Same as at the left

April 1, 2002- March 31, 2003	April 1, 2003- March 31, 2004
period.	
(c) Other reserves For the Parent Company and certain consolidated subsidiaries in Japan, other reserves are stated in amounts noted below and are included in other reserves in current liabilities of the period.	(c) Other reserves Same as at the left
i) Reserve for sales returns A reserve is provided at an amount sufficient to cover possible losses on sales returns. It is determined based on the account receivable balance, the average return ratio of the current and previous periods and the current profit ratio.	i) Reserve for sales returns Same as at the left
ii) Reserve for write-off of goods returned The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over two fiscal periods.	ii) Reserve for write-off of goods returned Same as at the left
(d) Retirement benefits The Parent Company and certain consolidated subsidiaries accounted for the liability for retirement benefits based on projected benefit obligations. And plan assets at the balance sheet date. The transitional obligation in the amount of 32,357 million yen determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of 15,128 million yen, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of 17,229 million yen as well as 771 million yen for retirement benefits in consolidated subsidiaries in Japan is being amortized over five years and booked as operating expenses in the statements of income. The unrecognized prior service cost is being amortized over five years and recognized as operating expense in the statements of income. The unrecognized actuarial loss by the Parent Company and certain consolidated subsidiaries in Japan is being amortized over five years by the straight-line method from the following fiscal year.	(d) Retirement benefits The Parent Company and certain consolidated subsidiaries accounted for the liability for retirement benefits based on projected benefit obligations. And plan assets at the balance sheet date. The transitional obligation in the amount of 32,357 million yen determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of 15,128 million yen, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of ¥17,229 million as well as 771 million yen for retirement benefits in consolidated subsidiaries in Japan is being amortized over five years and booked as operating expenses, the portion of which arising out of exemption of substitutional obligation of employees welfare pension fund is recognized to be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expense in the statements of income. The unrecognized actuarial loss by the Parent Company and certain consolidated subsidiaries in Japan is being amortized over five years by the straight-line method from the following fiscal year. (Additional Information) The Parent Company, on enactment of defined benefit corporate pension act, has obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the benefit obligation of the substitutional retirement portion of the Eisai Welfare Pension Fund on August 29, 2003. Accordingly, the Parent Company adopted a transitional measure

April 1, 2002- March 31, 2003	April 1, 2003- March 31, 2004
	provided in the paragraph 47-2 of the "Guidance for Employee Retirement Benefit Accounting (interim report)" (in the 13th issue of Accounting Committee Report by the Japanese Institute of Certified Public Accountants,) and processed accounting entries assuming that the substitutional portion of the retirement benefit obligations and relevant pension plan assets to be thereby returned were extinguished as of the approval date of exemption of future obligation thereof. As a result, the Parent Company accounted for gain on exempted obligation of substitutional portion of employees' Welfare Pension Fund in the amount of 3,732 million as an extra-ordinary income in this fiscal period. The projected value of the pension plan assets to be returned (the minimum liability reserve) is estimated at 19,753 million yen as of the end of this fiscal period.
(e) Retirement allowances for directors and corporate auditors The Parent Company and certain consolidated subsidiaries in Japan provide a reserve for retirement allowances for directors and corporate auditors in the amount required in accordance with internal regulations as if all directors and corporate auditors were to retire at the end of the period.	(e) Retirement allowances for directors and corporate auditors Same as at the left
(5) Standards for translation of principal assets and liabilities in foreign currencies into Yen Monetary receivables and payables determined in foreign currency are translated into Yen at the exchange rate at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of subsidiaries outside Japan are translated into Yen based on the spot rate as of the balance sheet date, income, and expense thereof are translated into Yen based on the average rate during the period and any difference arising out of such translation is included in the foreign currency translation adjustment account in shareholders' equity.	(5) Standards for translation of principal assets and liabilities in foreign currencies into Yen Same as at the left
(6) Leases Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease for the Parent Company and subsidiaries in Japan. For subsidiaries outside Japan, finance leases are generally accounted for as capital purchase.	(6) Leases Same as at the left
(7) Hedge Accounting (a) Methods of hedge accounting Gains or losses on or the changes in the measurement	(7) Hedge Accounting (a) Methods of hedge accounting Same as at the left

April 1, 2002- March 31, 2003	April 1, 2003- March 31, 2004
of the hedging instruments that are measured at fair value are deferred as an asset or liability until the gains and losses on the hedged items are recognized.	
(b) Hedge procedures and hedge targets i) Hedge procedures Foreign currency forward contracts ii) Hedge targets Accounts receivable and accounts payable dominated in foreign currencies	(b) Hedge procedures and hedge targets Same as at the left
(c) Hedge methods Foreign currency forward contracts are executed in order to hedge foreign currency exchange risk (cash flow) associated with certain assets and liabilities denominated in foreign currencies within the ordinary course of business in accordance with internal policies.	(c) Hedge methods Same as at the left
(d) Method of evaluating effectiveness of hedges Foreign currency forward contracts were made with the same currency, amount and duration that are assigned to associated assets or liabilities and are assured to hedge the currency fluctuation risks and evaluated at the time of the end of the interim period.	(d) Method of evaluating effectiveness of hedges Same as at the left
(8) Consumption tax Income and expense are recorded net of consumption taxes.	(8) Consumption tax Same as at the left
5.Valuation of Assets and Liabilities of Consolidated Subsidiaries The assets and liabilities of the consolidated subsidiaries are valued using the full mark-to-market method.	5.Valuation of Assets and Liabilities of Consolidated Subsidiaries Same as at the left
6.Amortization of Excess of Net Assets over Cost Net assets of subsidiaries acquired over cost are amortized on a straight-line basis over five years.	6.Amortization of Excess of Net Assets over Cost Same as at the left
7.Profit Distribution Treatment In the consolidated statement of retained earnings, the profit distribution of consolidated companies is that which has been confirmed within the fiscal period.	7.Profit Distribution Treatment Same as at the left
8.Consolidated Statements of Cash Flows Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, are exposed to insignificant risk of changes in value, all of which mature or become due within three months of the date of acquisition.	8.Consolidated Statements of Cash Flows Same as at the left

Changes in Accounting Policy

April 1, 2002-March 31, 2003	April 1, 2003-March 31, 2004
1. Application of the Accounting Standard on the Legal Surplus and the Reversal of Legal Surplus etc. The Company applied the Accounting Standard on the Legal Surplus and the Reversal of Legal Surplus etc. (Corporate Accounting Standard, Sub-paragraph 1) to the statement from this period. The effect of this application to profits and losses for this period is insignificant. Consequently, 4,023 million yen of loss from treasury stock sold was presented as an item of Decrease in retained earnings in the statements of capital surplus / retained earnings. In accordance with the revision of the Regulations of Consolidated Financial Statements, shareholders' equity section in the consolidated balance sheet and the consolidated statement of retained earning for the period were provided under the revised regulations. 2. Earnings per share The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. Effects of this application is presented in "16. ASSETS, EARNINGS PER SHARE".	――――――――

Changes in Presentation Methods

April 1, 2002-March 31, 2003	April 1, 2003-March 31, 2004
(Consolidated Statements of Income) As the amount of Depreciation and amortization cost, included in *Others* of non-operating expenses in the prior period, exceeded 10% of non-operating expenses, it was separately presented in the statement of income from this period. Reported amount as Depreciation and amortization cost in the prior period was 144 million yen. (Consolidated Statements of Cash Flows) As the amount of Decrease in other current liabilities, included in *Others* of Operating activities in the prior period, increased than ever before, it was separately treated and presented in an independent account title from this period. Reported amount as Increase in other current liabilities included in the cash flows by operating activities in the prior period was 4,270 million yen.	(Consolidated Statements of Income) As well as patent infringement litigation expenses, "*Loss on litigation*" includes "*Loss on vitamin E litigation settlement*" which was presented as a separate component of Extra-ordinary loss in the previous period. Loss on vitamin E litigation settlement in this period accounted for 210 million yen.

NOTES TO CONSOLIDATED BALANCE SHEET

March 31, 2003	March 31, 2004
*1. Account titles and amounts of investments in associated companies Marketable securities (stocks) ¥343 mil. Investments in other assets 1 mil.	*1. Account titles and amounts of investments in associated companies Marketable securities (stocks) ¥363 mil. Investments in other assets 1 mil.
*2. Pledged assets and debts Pledged assets Land 82 mil. Pledged debts Corporate bonds 100 mil.	*2. ————————
3. Contingent debts The Parent Company is a solidarity guarantee for the following warrantees. Warrantee: Employees; Item: Housing loans; Yen (mil.): 138	3. Contingent debts The Parent Company is a solidarity guarantee for the following warrantees. Warrantee: Employees; Item: Housing loans; Yen (mil.): 131
*4. 205 million yen was deducted from acquisition cost of tangible fixed assets at the end of the period by the reduction-entry of state subsidies. Details of reduction entries are as follows; Buildings and structures 20 million yen Machinery, equipment and vehicles 185 million yen Others 0 million yen	*4. 329 million yen was deducted from acquisition cost of tangible fixed assets at the end of the period by the reduction-entry of state subsidies. Details of reduction entries are as follows; Buildings and structures 19 million yen Machinery and equipment 184 million yen Tools, furniture and fixtures 125 million yen
*5. Issued stocks Common stock 296,566,949 shares Treasury stocks Common stocks 4,776,395 shares	*5. Issued stocks Common stock 296,566,949 shares Treasury stocks Common stocks 8,789,679 shares

NOTES TO THE CONSOLIDATED INCOME STATEMENT

April 1, 2002-March 31, 2003	April 1, 2003-March 31, 2004
*1. Total general and administrative expenses and research and development expenses included in manufacturing expenses for the period. ¥59,704 mil.	*1. Total general and administrative expenses and research and development expenses included in manufacturing expenses for the period. ¥ 69,018 mil.
*2. Principal profits on sales of fixed assets: Machinery and vehicles ¥ 13 mil.	*2. Principal profits on sales of fixed assets: Land ¥ 569 mil.
*3. Enterprise transfer profit is net gains and losses on the veterinary products business transfer.	*3. ————
*4. Loss on disposal of fixed assets Buildings and structures ¥414 mil. Machinery, equipment and vehicles ¥216 mil.	*4. Loss on disposal of fixed assets Buildings and structures ¥1,014 mil. Land ¥1,389 mil.
*5. Loss on vitamin E litigation settlement An extraordinary loss recorded as "Loss on vitamin E litigation settlement" including additional expenses associated with civil settlements reached with direct and indirect purchasers of synthetic vitamin E in the U.S.	*5. ————
*6. ————	*6. Loss on litigation An extraordinary loss recorded as "Loss on litigation" including additional expenses associated with civil settlements on vitamin E sale and patent infringement litigation expenses.
*7. Other Extraordinary Loss mainly consists of contents as follows: Loss on impairment of golf club membership ¥ 401 mil.	*7. Other Extraordinary Loss mainly consists of contents as follows: Loss on disposal of obsolete inventories ¥ 361 mil. Loss on liquidation of subsidiaries ¥ 209 mil. Loss on restructuring of subsidiaries ¥ 176 mil.

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

April 1, 2002-March 31, 2003	April 1, 2003-March 31, 2004
1. Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end.	1. Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end.
Cash and bank accounts ¥101,263 million Short-term investments ¥35,335 million Total ¥136,599 million	Cash and bank accounts ¥56,703 million Short-term investments ¥98,189 million Total ¥154,893 million
Time deposits whose maturities exceed three months (¥539 million)	Time deposits whose maturities exceed three months (¥1,205 million)
Over 3 month investments included in "Short-term investments" (¥8,788 million)	Bonds whose maturities exceed three months (¥7,570 million)
Cash and cash equivalents ¥127,271 million	Cash and cash equivalents ¥146,116 million
2. Significant non-cash transactions Convertible Bonds Common stock increased through convertible bond conversion ¥97 mil. Capital surplus increased through convertible bond conversion ¥97 mil Loss on treasury stock through convertible bond conversion (¥4,023 mil) Treasury stock decrease through convertible bond conversion ¥9,299 mil Convertible bonds decreased through convertible bond conversion ¥5,470 mil.	2.

8. SEGMENT INFORMATION

1. Industry Segment Information

(1) For the fiscal year ended March 31, 2003 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss					
(1) Sales to customers	¥441,663	¥24,949	¥466,613	–	¥466,613
(2) Intersegment sales	234	15,781	16,016	(¥16,016)	–
Total sales	441,898	40,731	482,630	(16,016)	466,613
Operating expenses	364,174	40,080	404,254	(13,504)	390,750
Operating income	¥77,724	¥651	¥78,375	(¥2,512)	¥75,863
II. Assets, depreciation, and capital expenditures					
-Assets	¥415,803	¥27,536	¥443,340	¥148,381	¥591,721
-Depreciation & amortization	17,150	644	17,795	170	17,965
-Capital expenditures	¥20,578	¥937	¥21,516	¥426	¥21,942

(2) For the fiscal year ended March 31, 2004 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss					
(1) Sales to customers	¥476,761	¥23,402	¥500,164	–	¥500,164
(2) Intersegment sales	249	16,335	16,585	(¥16,585)	–
Total sales	477,011	39,738	516,749	(16,585)	500,164
Operating expenses	392,438	38,290	430,729	(13,625)	417,103
Operating income	¥84,572	¥1,448	¥86,020	(¥2,959)	¥83,061
II. Assets, depreciation, and capital expenditures					
-Assets	¥429,762	¥27,426	¥457,189	¥158,587	¥615,776
-Depreciation & amortization	17,750	574	18,325	163	18,488
-Capital expenditures	¥27,186	¥1,109	¥28,295	¥381	¥28,677

Notes:

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals, including prescription pharmaceuticals, consumer health care products and diagnostics, and Others, which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals, etc.
Others	Food additives; Chemicals; Machinery; Others

(3) Operating expenses, which are not allocated to each segment and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2003: ¥2,578 million
For the year ended March 31, 2004: ¥2,997 million

(4) Corporate assets included in eliminations and corporate, consist mainly of surplus operating capital (cash and marketable securities), long-term investments (investment securities) and administrative capital.

For the year ended March 31, 2003: ¥151,890 million
For the year ended March 31, 2004: ¥161,524 million

2. Geographical Segment Information

(1) For the fiscal year ended March 31, 2003 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss							
(1) Sales to customers	¥250,617	¥179,537	¥27,318	¥9,138	¥466,613	–	¥466,613
(2) Intersegment sales	58,295	14,143	3,294	66	75,800	(75,800)	–
Total sales	308,913	193,681	30,613	9,205	542,414	(75,800)	466,613
Operating expenses	238,740	187,986	28,191	7,499	462,418	(71,668)	390,750
Operating income	¥70,173	¥5,694	¥2,422	¥1,705	¥79,995	(¥4,132)	¥75,863
II. Assets	¥360,905	¥115,005	¥22,625	¥8,502	¥507,038	¥84,683	¥591,721

(2) For the fiscal year ended March 31, 2004 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss							
(1) Sales to customers	¥260,945	¥194,518	¥34,838	¥9,861	¥500,164	–	¥500,164
(2) Intersegment sales	63,515	16,718	4,002	88	84,325	(84,325)	–
Total sales	324,461	211,237	38,840	9,949	584,489	(84,325)	500,164
Operating expenses	252,580	200,304	35,424	8,118	496,428	(79,324)	417,103
Operating income	¥71,880	¥10,933	3,416	¥1,831	¥88,061	(¥5,000)	¥83,061
II. Assets	¥380,700	¥104,874	¥24,038	¥9,713	¥519,326	¥96,450	¥615,776

Notes:
(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
- -North America: The United States and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, South-East Asia and South-Central America, etc.

(3) Intersegment sales in Japan principally represent product sales from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

(4) Operating expenses that are not allocated to each segment, and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2003: ¥2,578 million

For the year ended March 31, 2004: ¥2,997 million

(5) Corporate assets included in eliminations and corporate, consist mainly of surplus operating capital (cash and marketable securities), long-term investments (investment securities) and administrative capital.

For the year ended March 31, 2003: ¥151,890 million
For the year ended March 31, 2004: ¥161,524 million

3. Overseas Sales

(1) For the period ended March 31, 2003 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥185,870	¥36,026	¥11,561	¥233,458
2. Consolidated sales				¥466,613
3. Share of overseas sales	39.8 %	7.7%	2.5 %	50.0%

(2) For the period ended March 31, 2004 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥202,334	¥47,944	¥11,986	¥262,264
2. Consolidated sales				¥500,164
3. Share of overseas sales	40.4%	9.6%	2.4%	52.4%

Notes:
(1) Segmentation of the areas is based on geographical proximity.
(2) Major areas and countries included in this category:
-North America: The United States and Canada.
-Europe: The United Kingdom, France, Germany, etc.
-Asia and Other: East Asia, South-East Asia, and South-Central America, etc.
(3)Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

9.LEASE TRANSACTIONS

April 1, 2002 – March 31, 2003

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Net leased property

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Buildings and structures:	¥18	¥6	¥12
Machinery and vehicles:	726	425	301
Others:	3,483	1,651	1,831
Total:	¥4,228	¥2,083	¥2,144

(2) Obligation under financial leases

Due within one year	¥1,055 mil.
Due over one year	¥1,133 mil.
Total	¥2,188 mil.

(3) Actual lease payments, Depreciation expense, Interest expense

Actual lease payments	¥1,144 mil.
Depreciation expense	¥1,073 mil.
Interest expense	¥80 mil.

(4) Depreciation expense for leased assets is computed using the straight-line method over the estimated useful lives of the leased assets.

(5) Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets that are considered to be interest -bearing.

2. Minimum rental payments under non-cancelable operating leases

Due within one year	¥1,084 mil.
Due over one year	2,557 mil.
Total	¥3,642 mil

April 1, 2003 – March 31, 2004

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Net leased property

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Buildings and structures:	¥2	¥2	¥0
Machinery and vehicles:	712	485	227
Others:	3,516	2,204	1,311
Total:	¥4,232	¥2,693	¥1,539

(2) Obligation under financial leases

Due within one year	¥858 mil.
Due over one year	¥715 mil.
Total	¥1,573 mil.

(3) Actual lease payments, Depreciation expense, Interest expense

Actual lease payments	¥1,180 mil.
Depreciation expense	¥1,111 mil.
Interest expense	¥59 mil.

(4) Calculation method for depreciation expense for leased assets;

Same as at the left

(5) Calculation method for interest expense for leased assets;

Same as at the left

2. Minimum rental payments under non-cancelable operating leases

Due within one year	¥1,937 mil.
Due over one year	3,218 mil.
Total	¥5,156 mil

10. TRANSACTIONS WITH RELATED PARTIES

There were no significant transactions with related parties in the previous and present consolidated fiscal years.

11. INCOME TAXES

April 1, 2002 – March 31, 2003		April 1, 2003 – March 31, 2004	
1. Details of principal deferred tax assets and liabilities are noted below.		1. Details of principal deferred tax assets and liabilities are noted below.	
(1) Current assets		(1) Current assets	
Deferred tax assets	(Millions of Yen)	Deferred tax assets	(Millions of Yen)
Clinical research expense	¥5,179	Clinical research expense	¥7,335
Unrealized gain on intercompany sales of inventory	4,605	Unrealized gain on intercompany sales of inventory	4,525
Accrued bonuses	2,701	Accrued bonuses	3,719
Sales return reserve	2,238	Sales return reserve	3,270
Accrued enterprise tax	1,903	Accrued enterprise tax	1,433
Other	3,079	Other	3,894
Sub-total	¥19,708	Sub-total	¥24,179
Less valuation allowance	(145)	Less valuation allowance	(2,290)
Total deferred tax assets	¥19,562	Total deferred tax assets	¥21,889
Deferred tax liabilities		Deferred tax liabilities	
Cost of goods differential	(¥264)	Cost of goods differential	(¥239)
Others	(12)	Others	(52)
Total deferred tax liabilities	(¥276)	Total deferred tax liabilities	(¥292)
Net deferred tax assets(*)	¥19,285	Net deferred tax assets(*)	¥21,596
(2) Fixed assets	(Millions of Yen)	(2) Fixed assets	(Millions of Yen)
Deferred tax assets		Deferred tax assets	
Liability for retirement benefits	¥15,654	Liability for retirement benefits	¥18,698
Deferred loss carry forwards	3,619	Deferred loss carry forwards	3,743
Losses on valuation of fixed assets	2,517	Deferred assets	2,043
Depreciation	1,548	Other	4,890
Deferred assets	1,321		
Amortization of transitional obligation for employees' retirement benefits	914		
Other	2,221		
Sub-total	¥27,798	Sub-total	¥29,376
Less valuation allowance	(4,025)	Less valuation allowance	(3,333)
Total deferred tax assets	¥23,773	Total deferred tax assets	¥26,042
Deferred tax liabilities		Deferred tax liabilities	
Depreciation	(¥2,806)	Net unrealized gain (loss) on available-for-sale securities	(¥6,045)
Net unrealized gain (loss) on available-for-sale securities	(1,001)	Depreciation	(1,379)
Tax effect from book value revision on consolidation	(895)	Other	(¥997)
Retained earnings for reduction of fixed assets costs	(¥633)		
Other	(¥1)		
Total deferred tax liabilities	(¥5,338)	Total deferred tax liabilities	(¥8,422)
Net deferred tax assets(*)	¥18,434	Net deferred tax assets(*)	¥17,619

April 1, 2002 – March 31, 2003	April 1, 2003 – March 31, 2004
* Each net deferred tax asset has been presented as follows in the balance sheet; (Millions of Yen) Current assets – Deferred tax assets ¥19,285 Current liabilities – Deferred tax liabilities ¥– Fixed assets – Deferred tax assets ¥18,778 Long-term liabilities – Deferred tax liabilities ¥344	* Each net deferred tax asset has been presented as follows in the balance sheet; (Millions of Yen) Current assets – Deferred tax assets ¥21,596 Current liabilities – Deferred tax liabilities ¥– Fixed assets – Deferred tax assets ¥17,940 Long-term liabilities – Deferred tax liabilities ¥321
2. Since the effective income tax rates of the Company differed from the statutory tax rate by less than 5% disclosure of details is omitted.	2. Same as at the left
3. Change of tax rate Corporate enterprise tax rate will be changed from April 1, 2004 under the revision of Sub-paragraph 9 of the Local Tax Law issued on March 31, 2003. In accordance with this change, legal effective tax rate, obtained from deferred tax assets and liabilities related to temporary differences which are expected to be dissolved after April 1, 2004, was changed from 41.6% to 41.0%. Because of this change, deferred tax assets (after deferred tax liability deduction) in the consolidated balance sheet decreased 299 million yen, other loss on impairment of securities increased 17 million yen and income tax-deferred in the consolidated statement of income increased 316 million yen.	3. ―――――――――――

12. SECURITIES

1. MARKET VALUE OF HELD-TO-MATURITY SECURITIES

(Millions of Yen)

	Period Ended Mar-31-2003			Period Ended Mar-31-2004		
Carrying amounts lower than aggregated fair value	Carrying amount	Aggregated fair value	Unrealized gain	Carrying amount	Aggregated fair value	Unrealized gain
1. Government bonds	¥_	¥_	¥_	¥_	¥_	¥_
2. Corporate bonds	12,422	12,991	569	20,811	20,937	125
3. Other	4,398	4,405	6	23,997	24,003	6
Sub-total	¥16,821	¥17,396	¥575	¥44,808	¥44,940	¥132
Carrying amounts higher than aggregated fair value	Carrying amount	Aggregated fair value	Unrealized loss	Carrying amount	Aggregated fair value	Unrealized loss
1. Government bonds	¥_	¥_	¥_	¥_	¥_	¥_
2. Corporate bonds	26,130	23,801	(2,328)	20,412	20,301	(111)
3. Other	1,999	1,999	(0)	3,999	3,999	(0)
Sub-total	¥28,129	¥25,800	(¥2,328)	¥24,412	¥24,301	(¥111)
TOTAL	¥44,950	¥43,197	(¥1,753)	¥69,221	¥69,242	¥21

2. MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

	Period Ended Mar-31-2003			Period Ended Mar-31-2004		
Carrying amounts exceeding cost	Cost	Carrying amount	Unrealized gain	Cost	Carrying amount	Unrealized gain
1. Stocks	¥5,711	¥9,444	¥3,732	¥13,204	¥28,080	¥14,875
2. Bonds	–	–	–	211	211	0
Government bonds	–	–	–	–	–	–
Corporate bonds	–	–	–	211	211	0
3. Other	7,257	7,355	97	6,776	6,878	101
Sub-total	¥12,969	¥16,799	¥3,830	¥20,192	¥35,170	¥14,977
Carrying amounts lower than cost	Cost	Carrying amount	Unrealized loss	Cost	Carrying amount	Unrealized loss
1. Stocks	¥8,316	¥7,020	(¥1,296)	¥888	¥764	(¥123)
2. Bonds	1,841	1,841	–	–	–	–
Government bonds	1,365	1,365	–	–	–	–
Corporate bonds	475	475	–	–	–	–
3. Other	1,555	1,461	(93)	2,773	2,753	(19)
Sub-total	¥11,713	¥10,323	(¥1,390)	¥3,661	¥3,518	(¥142)
TOTAL	¥24,682	¥27,122	¥2,439	¥23,854	¥38,689	¥14,834

Note(s):

In the period ended March 31, 2004, there was no impairment loss associated with the fair market value determination of available-for-sale securities.

(Impairment loss in the period ended March 31, 2003 was ¥ 4,194 million.)

The impairment loss associated with available-for-sale securities is recognized when the market value at the period end becomes less than half of the carrying cost, except when it is anticipated that the market value is recoverable. The loss is also recognized when the decline in value at the period end is between 30% and 50% of the carrying amount, judging from the transition of market price and the fair value at period end, except when it is anticipated that the market value is recoverable.

3. OTHER MARKETABLE SECURITIES SOLD DURING THE FISCAL YEAR PERIOD

(Millions of Yen)

(April 1, 2002– March 31, 2003)			(April 1, 2003– March 31, 2004)		
Sales amount	Gain on sales	Loss on sales	Sales amount	Gain on sales	Loss on sales
¥229	¥36	¥1	¥1,645	¥21	¥62

4. HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES OF WHICH FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

	Period Ended March 31, 2003	Period Ended March 31, 2004
1. Held-to-Maturity Securities		
Unlisted foreign bonds	_	_
2. Available-for-sale securities		
Unlisted stocks, except OTC traded stocks	¥4,364	¥4,221
MMF, etc.	20,549	35,024
Preferred investment securities	5,000	5,000
Unlisted bonds	_	¥28,097

5) THE CARRYING VALUES OF AVAILABLE-FOR-SALE AND HELD-TO- MATURITY SECURITIES AT CONTRACTUAL MATURITIES AS OF MARCH 31, 2004

(Millions of Yen)

	Period Ended Mar-31-2003				Period Ended Mar-31-2004			
	Due within 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years	Due within 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
I. Bonds								
Government bonds	¥1,365	¥_	¥_	¥_	¥_	¥_	¥_	¥_
Corporate bonds	7,306	16,705	15,016	_	33,110	23,909	12,513	_
Other	5,997	400	_	_	27,596	399	_	_
II. Other	116	4,063	81	–	2,457	1,276	–	–
Total	¥14,786	¥21,168	¥15,098	¥_	¥63,165	¥25,585	¥12,513	¥_

13. DERIVATIVE FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RELATED DERIVATIVES

(Millions of Yen)

	Period Ended Mar-31-2003				Period Ended Mar-31-2004			
	Contracted amount		Fair value	Unrealized loss	Contracted amount		Fair value	Unrealized gain(loss)
		Over 1 Year				Over 1 Year		
Foreign currency Forward contracts Payables: U.S. dollar	¥6,307	¥_	¥6,331	(¥24)	¥6,470	¥–	¥6,284	¥185
Euro	_	_	_	_	854	_	812	41
Receivables: Yen	¥542	¥_	¥530	(11)	¥613	¥_	¥603	(10)
Total				(¥35)				¥217

Note:

Period Ended Mar-31-2003	Period Ended Mar-31-2004
Market value calculation methods: The fair market values were estimated based on market quotations	Market value calculation methods: Same as in the left

14. PENSION PLANS AND RETIREMENT BENEFIT COST

Period Ended Mar-31-2003

1. Outline of pension plan

The Parent Company

The Parent Company adopts defined-benefit type of the stand-alone employees' welfare plan and a termination allowance plan, 45% of which is contributed to the employees' pension fund.

In some cases the Parent Company may pay additional severance.

Consolidated subsidiaries

Certain subsidiaries in Japan adopt defined-benefit pension type of the joint pension plan, an approved pension scheme and a termination allowance plan. Certain overseas subsidiaries outside Japan adopt a defined contribution plan as well as a defined-benefit plan.

In some cases these companies may pay additional severance.

2. (Liability) asset for employees' retirement benefits at March 31, 2003

	(Millions of Yen)
Projected benefit obligation	(¥157,561)
Fair value of plan asset	64,268
Net unfunded liability	(93,292)
Unrecognized transitional obligation	7,187
Unrecognized actuarial loss	49,995
Unrecognized prior service cost (Note 2)	(9,307)
Net liability for retirement benefits	(¥45,417)

Notes:

(1) Includes substitutional portion of employees' Welfare Pension Fund.

(2) Reflects the changes in guarantee period and relevant regulation.

(3) Certain subsidiaries retirement allowances are calculated according to a simple method.

3. Components of the net periodic benefit costs

	(Millions of Yen)
Service cost (Note 1,3)	¥5,468
Interest costs	4,287
Expected return on plan assets	(2,504)
Amortization of transitional obligation	3,600
Recognized actuarial loss	8,428
Amortization of prior service cost (Note 2)	(3,540)
Contribution and others	532
Net periodic benefit costs	¥ 16,270

Period Ended Mar-31-2004

1. Outline of pension plan

The Parent Company

The Parent Company adopts defined-benefit type of the stand-alone employees' welfare plan and a termination allowance plan, 45% of which is contributed to the employees' pension fund.

In some cases the Parent Company may pay additional severance.

The Parent Company has obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the benefit obligation of the substitutional retirement portion of the Eisai Welfare Pension Fund on August 29, 2003.

Consolidated subsidiaries

Same as at the left

2. (Liability) asset for employees' retirement benefits at March 31, 2004

	(Millions of Yen)
Projected benefit obligation	(¥121,685)
Fair value of plan asset	61,065
Net unfunded liability	(60,620)
Unrecognized transitional obligation	2,979
Unrecognized actuarial loss	12,390
Unrecognized prior service cost (Note 1)	(4,628)
Net liability for retirement benefits	(¥49,877)

Notes:

(1) Reflects the changes in guarantee period and relevant regulation.

(2) Certain subsidiaries retirement allowances are calculated according to a simple method.

3. Components of the net periodic benefit costs

	(Millions of Yen)
Service cost (Note 1,3)	¥4,986
Interest costs	3,229
Expected return on plan assets	(1,489)
Additional severance payment	679
Amortization of transitional obligation	3,188
Recognized actuarial loss	9,768
Amortization of prior service cost (Note 2)	(3,237)
Contribution and others	952
Net periodic benefit costs	¥ 18,078

Period Ended Mar-31-2003	Period Ended Mar-31-2004
Notes: (1) After deduction of the amounts borne by employees in accordance with the Japanese Welfare Pension Law. (2) Reflects the current amortization of prior service cost described in Note (1) of "2. (Liability) asset for employees retirement benefits." (2) Includes all benefit costs of consolidated subsidiaries utilizing the simple method for pension obligations.	Gain on exemption from obligation of substitutional Portion of employees' Welfare Pension Fund (¥3,732) Total ¥14,346 Notes: (1) After deduction of the amounts borne by employees in accordance with the Japanese Welfare Pension Law. (2) Reflects the current amortization of prior service cost described in Note (1) of "2. (Liability) asset for employees retirement benefits." (3) Includes all benefit costs of consolidated subsidiaries utilizing the simple method for pension obligations.
4. Pension benefit assumptions for the year ended March 31, 2003 Method of calculation of projected benefit obligations Straight-line method over the average years of service Discount rate 2.5 % Expected rate of return on plan assets Principally 3.5% Amortization period of prior service cost 5 years straight-line method Recognition period of actuarial gain/loss 5 years straight-line method Amortization period of transitional obligation 5 years straight-line method	4. Pension benefit assumptions for the year ended March 31, 2004 Method of calculation of projected benefit obligations Straight-line method over the average years of service Discount rate Principally 2.5 % Expected rate of return on plan assets Principally 3.0% Amortization period of prior service cost 5 years straight-line method Recognition period of actuarial gain/loss 5 years straight-line method Amortization period of transitional obligation 5 years straight-line method
5. Plan Assets of Joint Pension Plan Established by Multiple Entities ¥2,320 mill. Note: Two consolidated domestic subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts are noted above.	5. Plan Assets of Joint Pension Plan Established by Multiple Entities ¥2,440 mill. Note: Two consolidated domestic subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts are noted above.

15. THE PREMISE OF A GOING CONCERN

There was no events or conditions that might be indicative of significant doubt of the entity's ability to continue as a going concern in the previous and present fiscal years.

16. ASSETS, EARNINGS PER SHARE

Period Ended Mar-31-2003		Period Ended Mar-31-2004	
Equity value per share	1,330.34 yen	Equity value per share	1,457.47 yen
Earnings per share	141.16 yen	Earnings per share	172.11 yen
Fully diluted earnings per share	139.85 yen	Fully diluted earnings per share	172.11 yen
The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period.			
Assets and earning per share for this period based on the traditional method are as follows;			
Equity value per share	1,330.57 yen		
Earnings per share	141.39 yen		
Fully diluted earnings per share	140.07 yen		

Note: The basis of the report of net earnings per share and fully diluted earnings per share are as follows:

	Period Ended March 31- 2003	Period Ended March 31- 2004
Net earnings per share		
Net income (mil. yen)	41,027	50,148
Amount not attributed to common share (mil. yen)	66	34
(Bonuses to directors through appropriation of earnings) (mil.yen)	(66)	(34)
Net income on common shares (mil.yen)	40,960	50,114
Average number of common shares outstanding (thousand shares)	290,163	291,169
Fully diluted earning per share		
Adjusted net income (mil. yen)	11	–
(Interest expenses (after tax)) (mil. yen)	(9)	(–)
(Others (after tax)) (mil. yen)	(2)	(–)
Increased number of common shares (thousand shares)	2,819	14
(Convertible bond (thousand shares))	(2,805)	(–)
(Pre-emptive rights (thousand shares))	(–)	(10)
(New share subscription rights (thousand shares))	(14)	(4)
Diluted securities with no dilutive effects, which were not included in fully diluted net earnings per share .	Type of dilutive securities (new share subscription rights) Number of dilutive securities (175 thousand shares)	Type of pre-emptive rights (Number of shares to which the new share subscription rights to be applied: 142 thousand shares) Type of new share subscription rights (Number: 1,750 units)

17. PRODUCTION, RECEIVED ORDER AND SALES INFORMATION

1. Production Results

(1) Production results

(Millions of Yen)

Segment	Apr-1-2002 to Mar-31-2003 Amount	Apr-1-2003 to Mar-31-2004 Amount
Pharmaceuticals	¥440,696	¥454,392
Other	11,670	8,597
Total	¥452,366	¥462,989

Note: The amounts are evaluated by sales price.

(2) Product purchases

(Millions of Yen)

Segment	Apr-1-2002 to Mar-31-2003 Amount	Apr-1-2003 to Mar-31-2004 Amount
Pharmaceuticals	¥20,041	¥18,393
Other	8,659	9,494
Total	¥28,700	¥27,887

Note: The amounts are evaluated by purchase price.

2. Received Order

The Company did not produce by sales order. Production was made based on sales forecasts.

3. Sales Results by business and geographical segment

(Millions of Yen, %)

Sales results by business segment	April-1-2002 to March-31-2003		April-1-2003 to March-31-2004	
	Amount	%	Amount	%
Pharmaceuticals	¥441,663	94.7	¥476,761	95.3
Japan	228,011	48.9	239,775	47.9
North America	178,381	38.2	193,546	38.7
Europe	26,132	5.6	33,578	6.7
Asia and Others	9,138	2.0	9,861	2.0
Others	24,949	5.3	23,402	4.7
Japan	22,606	4.8	21,170	4.2
Outside Japan	2,343	0.5	2,232	0.5
Total	¥466,613	100.0	¥500,164	100.0

Notes: (1) Sales amounts do not include consumption taxes.

(2) From this fiscal year period, sales results have been calculated by business and geographical segments. Previous year's results have been reclassified to reflect this change.

EISAI CO., LTD. NON-CONSOLIDATED ANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
May 11, 2004

On May 11, 2004, Eisai Co., Ltd., announced non-consolidated annual financial results for the fiscal year ended March 31, 2003.

- Date of the Board of Directors' Meeting for presentation of non-consolidated annual financial results: May 11, 2004
- Date of General Shareholders' Meeting: June 24, 2004
- Eisai Co., Ltd., is listed on the First Sections of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities code number: 4523
- Payment of Interim Dividend: Yes
- Change from Previous Stock Unit: Yes (The number of shares constituting one unit: 100 shares)
- Inquiries should be directed to: Hiroyuki Mitsui, Vice President, Corporate Communications

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: 81-3-3817-5085
URL: http//www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. NON-CONSOLIDATED ANNUAL FINANCIAL RESULTS
(APRIL 1, 2003 – MARCH 31, 2004)

(1) RESULTS OF ANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2003-March 31, 2004	¥303,626mil.	4.8%	¥67,057 mil.	2.7%	¥66,559 mil.	2.7%
April 1, 2002-March 31, 2003	¥289,603 mil.	5.3%	¥65,273 mil.	2.1%	¥64,805 mil.	(1.8)%

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
April 1, 2003-March 31, 2004	¥41,883 mil.	22.6%	¥143.73	¥143.72	10.7%	13.3%	21.9%
April 1, 2002-March 31, 2003	¥34,174 mil.	10.9%	¥117.57	¥116.47	9.3%	13.9%	22.4%

Note 1: Average number of shares outstanding:
- Fiscal year ended March 31, 2004: 291,169,072 shares
- Fiscal year ended March 31, 2003: 290,163,720 shares

Note 2: There have not been changes in accounting methods used by Eisai Co., Ltd. (hereinafter referred to as 'the Company') during the period ended March 31, 2004 and 2003.

Note 3: Percentage increase (decrease) compares periods ended March 31, 2004 and 2003.

(2) DIVIDENDS

Period	Dividends per Share			Dividends Paid (Annual)	Payout Ratio	Dividends on Equity
	Annual	Interim	Year End			
April 1, 2003-March 31, 2004	¥36.00	¥18.00	¥18.00	¥10,432 mil.	25.0%	2.6 %
April 1, 2002-March 31, 2003	¥32.00	¥16.00	¥16.00	¥9,289 mil.	27.2 %	2.5 %

(3) FINANCIAL POSITION

Year End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
March 31, 2004	¥515,630 mil.	¥405,085 mil.	78.6%	¥1,407.52
March 31, 2003	¥482,913 mil.	¥377,475 mil.	78.2%	¥1,293.44

Note 1: Number of shares issued and outstanding:
- As of March 31, 2004: 287,777,270 shares
- As of March 31, 2003: 291,790,554 shares

Note 2: Treasury Stock (shares):
- As of March 31, 2004: 8,789,679 shares
- As of March 31, 2003: 4,776,395 shares

2. NON-CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2005

Period	Net Sales	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	Annual
April 1, 2004 – September 30, 2004	¥147,000 mil.	¥33,500 mil.	¥20,500 mil.	¥21.00	_	_
April 1, 2004 – March 31, 2005	¥297,000 mil.	¥63,000 mil.	¥38,500mil.	_	¥21.00	¥42.00

Note: Forecasted Annual Earnings per Share (EPS): ¥133.78
Assumptions associated with the above forecast are noted on page 17 of the Consolidated Subsidiaries Annual Financial Report Release.

All figures less than ¥1,000,000 have been omitted.

1-1) NON-CONSOLIDATED BALANCE SHEET (ASSETS)

		The 91st Period March 31, 2003			The 92nd Period March 31, 2004			Increase (Decrease)
Account Title	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
ASSETS								
Current assets:								
Cash and time deposits			¥57,497			¥42,274		
Notes receivable-trade	2		10,677			11,560		
Accounts receivable-trade	2		93,814			102,219		
Short-term investments			30,681			52,032		
Merchandise			5,769			6,079		
Finished goods			8,455			7,406		
Semi-finished goods			5,948			6,659		
Raw materials			3,383			3,460		
Work in process			988			771		
Supplies			1,263			1,197		
Advances			280			69		
Deferred tax assets			11,059			12,072		
Short-term loans receivable	2		7,628			8,708		
Other current assets			5,790			7,139		
Allowance for doubtful receivables			(12)			(8)		
Total current assets			243,226	50.4		261,640	50.7	18,413
Fixed assets:								
Property, plant and equipment								
Buildings	4	92,140			96,954			
Accumulated depreciation		55,258	36,882		57,564	39,390		
Structures	4	7,246			7,504			
Accumulated depreciation		5,208	2,038		5,370	2,133		
Machinery and equipment	4	67,802			68,600			
Accumulated depreciation		53,728	14,073		55,354	13,246		
Vehicle and delivery equipment		378			395			
Accumulated depreciation		338	39		350	44		
Tools, furniture, and fixtures	4	27,774			29,039			
Accumulated depreciation		21,733	6,041		22,579	6,460		
Land			10,758			10,609		
Construction in process			2,768			7,275		
Total property, plant and equipment			72,601	15.0		79,159	15.4	6,557
Intangible assets								
Patents			144			115		
Software			11,833			10,882		
Telephone subscription right			118			118		
Utility right			106			127		
Other intangible assets			1			0		
Total intangible assets			12,203	2.5		11,243	2.2	(960)
Investments and other assets								
Investments securities			61,752			71,827		
Investments securities in subsidiaries and associated companies			42,496			42,508		
Investments			179			141		
Investments in subsidiaries			3,781			3,781		
Long-term loans receivable			51			25		
Long-term loans to employees			5			4		
Long-term loans to subsidiaries			2,400			2,428		
Long-term prepaid expenses			1,672			2,752		
Insurance reserve			23,171			22,709		
Guarantee money paid			2,420			2,292		
Deferred tax assets			18,609			17,013		
Other assets			3,757			2,834		
Allowance for doubtful receivables			(5,416)			(4,731)		
Total investments and other assets			154,882	32.1		163,587	31.7	8,705
Total fixed assets			239,687	49.6		253,990	49.3	14,302
Total			¥482,913	100.0		¥515,630	100.0	¥32,716

1-2) NON-CONSOLIDATED BALANCE SHEET (LIABILITIES, AND SHAREHOLDERS' EQUITY)

		The 91st Period March 31, 2003			The 92nd Period March 31, 2004			Increase (Decrease)
Account Title	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities:								
Notes payable-trade			¥820			¥729		
Accounts payable-trade			7,197			6,360		
Accounts payable-other	2		17,001			20,242		
Accrued expenses			11,093			13,519		
Accrued income taxes			18,168			12,590		
Consumption tax payable			919			369		
Advances received			53			49		
Deposits payable			5,077			6,639		
Reserve for sales returns			531			573		
Reserve for write-off of goods returned			250			313		
Reserve for sales rebates			793			1,001		
Other reserves			14			–		
Total current liabilities			61,923	12.8		62,390	12.1	466
Long-term liabilities:								
Liability for retirement benefits			41,894			46,468		
Retirement allowances for directors and corporate directors			1,620			1,686		
Total long-term liabilities			43,514	9.0		48,155	9.3	4,640
Total liabilities			105,438	21.8		110,545	21.4	5,106
Shareholders' equity:								
Common stock	1		44,985	9.3		44,985	8.7	–
Capital surplus								
Additional paid-in capital			55,222			55,222		
Total capital surplus			55,222	11.4		55,222	10.7	–
Retained earnings								
Legal reserve			7,899			7,899		
Voluntary reserves:								
Reserve for the reduction of fixed assets		123			124			
General reserve		250,880	251,003		270,880	271,004		
Unappropriated retained earnings for the period			31,665			43,566		
Total retained earnings			290,569	60.2		322,470	62.6	31,901
Net unrealized gain on available-for-sale securities			1,249	0.3		8,393	1.6	7,143
Treasury stock	1		(14,551)	(3.0)		(25,987)	(5.0)	(11,435)
Total shareholders' equity			377,475	78.2		405,085	78.6	27,610
Total			¥482,913	100.0		¥515,630	100.0	¥32,716

2. NON-CONSOLIDATED STATEMENTS OF INCOME

Account Title	Note	The 91st Period March 31, 2003 (Millions of Yen)		(%)	The 92nd Period March 31, 2004 (Millions of Yen)		(%)	Increase (Decrease) (Millions of Yen)
Net sales	2		¥289,603	100.0		¥303,626	100.0	¥14,023
Cost of sales	1		85,530	29.5		83,532	27.5	(1,997)
Gross profit on sales			204,072	70.5		220,094	72.5	16,021
Provision of reserve for sales returns			107	0.1		41	0.0	(65)
Gross profit			203,965	70.4		220,052	72.5	16,087
Selling, general and administrative expenses								
Research and development expenses	1	57,625			67,381			
Selling, general and administrative expenses		81,065	138,691	47.9	85,613	152,995	50.4	14,304
Operating income			65,273	22.5		67,057	22.1	1,783
Non-operating income								
Interest income		85			82			
Interest on securities		552			405			
Dividend income		455			500			
Rents income	2	512			486			
Other non-operating income		544	2,150	0.8	200	1,674	0.5	(476)
Non-operating expenses								
Interest expenses		26			32			
Bond interest expenses		15			–			
Stock issue costs		5			–			
Assets lent to others expenses		159			146			
Foreign exchange loss		1,677			1,272			
Depreciation expenses		266			279			
Other non-operating expenses		466	2,618	0.9	441	2,172	0.7	(446)
Ordinary Income			64,805	22.4		66,559	21.9	1,753
Extraordinary income								
Gain on sales of fixed assets	4	1			1			
Reversal of allowance for doubtful receivables		20			986			
Gain on exemption from obligation of substitutional portion of employees' Welfare Pension Fund		–			3,732			
Gain on sales of business	3	495			–			
Other extraordinary income		36	553	0.2	–	4,719	1.6	4,165
Extraordinary loss								
Loss on disposal of fixed assets	5	748			744			
Provision for allowance for doubtful receivables		41			322			
Loss on revaluation of securities		4,209			97			
Loss on vitamin E litigation settlement	6	1,090			–			
Loss on litigation	7	–			422			
Other extraordinary loss		421	6,511	2.3	486	2,072	0.7	(4,438)
Income before income taxes			58,847	20.3		69,205	22.8	10,357
Income taxes-current		29,708			31,704			
Income taxes-deferred		(5,034)	24,673	8.5	(4,381)	27,322	9.0	2,648
Net income			34,174	11.8		41,883	13.8	7,708
Retained earnings brought forward			6,135			6,935		
Interim dividends paid			4,620			5,252		
Loss on treasury stock			4,023			–		
Unappropriated retained earnings for the period			¥31,665			¥43,566		¥11,900

3. APPROPRIATIONS OF RETAINED EARNINGS

(Millions of Yen)

Date of Approval by General Shareholders' Meeting	The 91st Period June 24, 2003		The 92nd Period June 24, 2004 (planned)	
Unappropriated retained earnings		¥31,665		¥43,566
Reversals of voluntary reserves				
Reversals of reserve for the reduction of assets	0	0	0	0
Total		31,666		43,567
Appropriation of retained earnings				
- Dividends	4,668		5,179	
- Bonuses to directors	61		34	
- Voluntary reserves				
-Reserve for the reduction of fixed assets	1		_	
-General reserve	20,000	24,731	30,000	35,214
Retained Earnings Carried Forward		¥6,935		¥8,352

Notes:

1.Dividends for treasury stock of 8,789,679 shares are excluded from dividends shown above.

2.On December 5, 2003, 5,252 million yen (18.00 yen per share) was paid as an interim dividend.

BASIS OF PRESENTING ANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS

The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
1. Marketable and Investment Securities (1) Held-to-Maturity Securities Held-to-Maturity Securities are stated at amortized cost. (2) Investment Securities in Subsidiaries and Associated Companies Investment securities in subsidiaries and associated companies are stated at cost determined by the moving average method. (3) Available-for-Sale Securities Marketable securities: Stated at fair value on the closing date of the period with unrealized gains and losses, net of applicable taxes, reported in a separatecomponent of shareholders' equity. The cost ofsecurities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by moving average method.	1. Marketable and Investment Securities (1) Held-to-Maturity Securities Same as at the left (2) Investment Securities in Subsidiaries and Associated Companies Same as at the left (3) Available-for-Sale Securities Same as at the left
2. Derivatives Derivatives are stated at fair market value.	2. Derivatives Same as at the left
3. Inventories Merchandise, finished goods, semi-finished goods, work in process, raw materials, and supplies are stated at cost determined by the average method.	3. Inventories Same as at the left
4. Depreciation of Fixed Assets (1) Property, plant and equipment Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets. The ranges of useful lives of assets are as follows: Buildings 15 to 65 years Machinery & Equipment 6 to 7 years (2) Intangible assets Intangible assets are carried at cost less accumulated amortization which is computed by the straight-line method. Amortization for software used internally is computed by the straight-line method over useful lives of five years.	4. Depreciation of Fixed Assets (1) Property, plant and equipment Same as at the left (2) Intangible assets Same as at the left
5. Deferred Charges Stock issue costs are charged to income as incurred.	5. ————————
6. Translation of Foreign Currency into Yen Monetary receivables and payables denominated in foreign currencies are translated into yen at the exchange rate at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income.	6. Translation of Foreign Currency into Yen Same as at the left
7. Accounting Standards for Reserves (1) Allowance for doubtful receivables	7. Accounting Standards for Reserves (1) Allowance for doubtful receivables

The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
The allowance for doubtful receivables is stated at amounts considered to be appropriate based on the Company's past credit loss experience and on evaluation of potential losses in the accounts outstanding.	Same as at the left
(2) Reserve for sales returns A reserve is provided at an amount sufficient to cover possible losses on sales returns. It is determined based on the accounts receivable balance, the average return ratio of the current and the previous periods, and the current profit ratio.	(2) Reserve for sales returns Same as at the left
(3) Reserve for write-off of goods returned The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over two fiscal periods.	(3) Reserve for write-off of goods returned Same as at the left
(4) Reserve for sales rebates The reserve is stated at an amount determined by multiplying the inventories of distributors at the end of the period by the average rebate ratio, in order to provide for expenditures of sales rebates expected to be incurred after the end of the period.	(4) Reserve for sales rebates Same as at the left
(5) Retirement benefits The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date of this fiscal period. The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and booked as operating expenses. The unrecognized prior service cost is being amortized over five years and recognized as operating expense in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method from the following fiscal year.	(5) Retirement benefits The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date of this fiscal period. The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and booked as operating expenses, the portion of which arising out of exemption of substitutional obligation of employees welfare pension fund is recognized to be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expense in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method from the following fiscal year. (Additional Information) The Company, on enactment of defined benefit corporate pension act, has obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the benefit obligation of the substitutional retirement portion of the Eisai Welfare Pension Fund on August 29, 2003. Accordingly, the Company adopted a transitional measure provided in the paragraph 47-2 of the "Guidance for Employee

The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
	Retirement Benefit Accounting (interim report)" (in the 13th issue of Accounting Committee Report by the Japanese Institute of Certified Public Accountants,) and processed accounting entries assuming that the substitutional portion of the retirement benefit obligations and relevant pension plan assets to be thereby returned were extinguished as of the approval date of exemption of future obligation thereof. As a result, the Company accounted for gain on exempted obligation of substitutional portion of employees' Welfare Pension Fund in the amount of 3,732 million as an extra-ordinary income in this fiscal period. The projected value of the pension plan assets to be returned (the minimum liability reserve) is estimated at 19,753 million yen as of the end of this fiscal period.
(6) Retirement allowances for directors and corporate auditors The reserve for severance benefits for directors and corporate auditors is provided at an amount required in accordance with internal regulations as if all directors and corporate auditors were to retire at the balance sheet date.	(6) Retirement allowances for directors and corporate auditors Same as at the left
8. Leases Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease.	8. Leases Same as at the left
9. Hedge Accounting (1) Methods of hedge accounting Gains or losses on or the changes in the measurement of the hedging instruments that are measured at fair value are deferred as an asset or liability until the gains and losses on the hedged items are recognized.	9. Hedge Accounting (1) Methods of hedge accounting Same as at the left
(2) Hedge procedures and hedge targets (a) Hedge procedures Foreign currency forward contracts (b) Hedge targets Accounts receivable and accounts payable dominated in foreign currencies	(2) Hedge procedures and hedge targets Same as at the left
(3) Hedge methods Foreign currency forward contracts are executed in order to hedge foreign currency exchange risk (cash flow) associated with certain assets and liabilities denominated in foreign currencies within the ordinary course of business in accordance with internal policies.	(3) Hedge methods Same as at the left
(4) Method of evaluating effectiveness of hedges Foreign currency forward contracts were made with the same currency, amount and duration that are assigned to associated assets or liabilities and are assured to hedge the currency fluctuation risks and	(4) Method of evaluating effectiveness of hedges Same as at the left

The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
evaluated at the time of the end of the interim period. 10. Consumption Taxes Income and expense are recorded net of consumption taxes.	10. Consumption Taxes Same as at the left

Changes in Accounting Policies

The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
1. Application of the Accounting Standard on the Treasury Stock and the Reversal of Legal Surplus etc. The Company applied the Accounting Standard on the Treasury Stock and the Reversal of Legal Surplus etc. (Corporate Accounting Standard, Sub-paragraph 1) to the statement from this period. Consequently, Treasury stock loss and gain presented as a subtractive item of unappropriated retained earnings for the period, which does not affect net income in the Statement of Income, was 4,023 million yen. The shareholders' equity section in the consolidated balance sheet for this period was prepared in accordance with the revised Regulations of Financial Statements. 2. Earnings per share The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. The effects of this application are presented in "7. ASSETS, EARNINGS PER SHARE".	———

Changes in Presentation Methods

The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
――――――	(Non-consolidated Statements of Income) As well as patent infringement litigation expenses, "*Loss on litigation*" includes "*Loss on vitamin E litigation settlement*" which was presented as a separate component of Extra-ordinary loss in the previous period. Loss on vitamin E litigation settlement in this period accounted for 210 million yen.

Additional Information

The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
1. ―――――― 2. Increased Issued Shares Stock conversion of the fourth unsecured convertible bonds Number of issued shares 112,804 shares Issue price(per share) 1,728.60 yen Capitalized amount (per share) 865 yen	――――――

NOTES TO NON-CONSOLIDATED BALANCE SHEET

The 91st Period March 31, 2003	The 92nd Period March 31, 2004
*1. Authorized stock common stock 700 million shares Outstanding stock common stock 296,566,949 shares (includes Treasury stock (common stock) of 4,776,395)	*1. Authorized stock common stock 700 million shares Outstanding stock common stock 296,566,949 shares (includes Treasury stock (common stock) of 8,789,679)
*2. Principal accounts with associated companies Notes receivable-trade ¥209 mil. Accounts receivable-trade ¥16,161 mil. Short-term loans receivable ¥7,602 mil. Accounts payable-other ¥3,522 mil.	*2. Principal accounts with associated companies Notes receivable-trade ¥996 mil. Accounts receivable-trade ¥15,266 mil. Short-term loans receivable ¥8,682 mil. Accounts payable-other ¥2,392 mil.
3. Contingent debts The Company is a solidarity guarantee for the following warrantees.	3. Contingent debts The Company is a solidarity guarantee for the following warrantees.

The 91st Period (March 31, 2003):

Warrantee	Item	Yen (mil.)
Employees	Housing loans	138
Eisai Machinery GmbH	Advances receivable for the customers	15 (121 thousand euro)
Eisai Hong Kong Co., Ltd.	Loans payable for operation	35 (2,300 thousand HK $)

The 92nd Period (March 31, 2004):

Warrantee	Item	Yen (mil.)
Employees	Housing loans	131
Eisai Machinery GmbH	Advances receivable for the customers	24 (192 thousand euro)
Eisai Hong Kong Co., Ltd.	Loans payable for operation	31 (2,300 thousand HK $)

The 91st Period March 31, 2003	The 92nd Period March 31, 2004
*Foreign currency-based guarantee obligation was converted to yen based on exchange rate at the end of the period.	*Foreign currency-based guarantee obligation was converted to yen based on exchange rate at the end of the period.
*4. 205 million yen was deducted from acquired amount of tangible fixed assets at the end of the period by the reduction-entry of state subsidies. Details of reduction entries are as follows; Buildings 0 million yen Structures 19 million yen Machinery and equipment 185 million yen Tools, furniture and fixtures 0 million yen	*4. 329 million yen was deducted from acquired amount of tangible fixed assets at the end of the period by the reduction-entry of state subsidies. Details of reduction entries are as follows; Buildings 0 million yen Structures 19 million yen Machinery and equipment 184 million yen Tools, furniture and fixtures 125 million yen
5. Restrictions on dividends With respect to the amount of retained earnings of 1,249 million yen, paragraph 1 of Article 290 of Japanese commercial code contains restrictions concerning the payment of dividends.	5. Restrictions on dividends Net asset amount obtained by calculation of asset which is provided in paragraph 3 of Article 124 of Japanese commercial code with fair value was 8,393 million yen.

NOTES TO THE NON-CONSOLIDATED INCOME STATEMENT

The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
*1.Total research and development expenses included in general and administrative expenses and manufacturing expenses for the period were 57,625 million yen. The research and development cost includes the followings: Net periodic benefit costs 3,566 mil. yen Depreciation expenses 3,389 mil. yen	*1.Total research and development expenses included in general and administrative expenses and manufacturing expenses for the period were 67,381 million yen. The research and development cost includes the followings: Net periodic benefit costs 3,695 mil. yen Depreciation expenses 4,149 mil. yen
*2.Principal income from affiliated companies: Sales 60,300 mil. yen Rent income 457 mil. yen	*2.Principal income from affiliated companies: Sales 65,535 mil. yen Rent income 432 mil. yen
*3.Gain on sales of business was net gain amount obtained from the veterinary products business transfer.	*3. ――――――――
*4. Principal gain on sales of property, plant and equipment: Tools, furniture and fixtures 0 mil. yen	*4. Principal gain on sales of property, plant and equipment: Tools, furniture and fixtures 0 mil. yen
*5.Principal loss on disposal of fixed assets: Buildings 325 mil. yen Machinery and equipment 160 mil. yen Software 162 mil. yen	*5.Principal loss on disposal of fixed assets: Buildings 282 mil. yen Machinery and equipment 134 mil. yen Software 240 mil. yen
*6. Loss on vitamin E litigation settlement An extraordinary loss recorded as "Loss on vitamin E litigation settlement" including additional expenses associated with civil settlements reached with direct and indirect purchasers of synthetic vitamin E in the U.S.	*6. ――――――――
*7. ――――――――	*7. Loss on litigation An extraordinary loss recorded as "Loss on litigation" including additional expenses associated with civil settlements on vitamin E sale and patent infringement litigation expenses.

4. LEASE TRANSACTIONS

The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee	1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

The 91st Period (April 1, 2002-March 31, 2003)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

1) Acquisition cost, Accumulated depreciation, Net leased property (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	22	16	6
Tools, furniture and fixtures	2,630	1,252	1,378
Software	202	80	122
Total	2,856	1,348	1,507

2) Obligation under financial leases

Due within one year	813 mil. yen
Due over one year	728 mil. yen
Total	1,541 mil. yen

3) Actual lease payments, Depreciation expense, Interest expense

Actual lease payments	874 mil. yen
Depreciation expense	827 mil. yen
Interest expense	54 mil. yen

4) Depreciation expense for leased assets is computed using the straight-line method over the estimated useful life of the leased assets.

5) Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets which are considered to be interest-bearing.

2. Operating Leases

Obligation

Due within one year	146 mil. yen
Due over one year	146 mil. yen
Total	292 mil. yen

The 92nd Period (April 1, 2003-March 31, 2004)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

1) Acquisition cost, Accumulated depreciation, Net leased property (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	39	18	21
Tools, furniture and fixtures	2,731	1,827	903
Software	142	58	83
Total	2,913	1,904	1,008

2) Obligation under financial leases

Due within one year	645 mil. yen
Due over one year	388 mil. yen
Total	1,033 mil. yen

3) Actual lease payments, Depreciation expense, Interest expense

Actual lease payments	912 mil. yen
Depreciation expense	864 mil. yen
Interest expense	39 mil. yen

4) Same as at the left

5) Same as at the left

2. Operating Leases

Obligation

Due within one year	146 mil. yen
Due over one year	– mil. yen
Total	146 mil. yen

5. INVESTMENT SECURITIES

Market value of investment in subsidiaries and associated companies

The 91st Period (March 31, 2003) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary	¥4,279	¥2,640	(1,639)

The 92nd Period (March 31, 2004) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary	¥4,279	¥3,851	(427)

6. INCOME TAXES

The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
1. Details of principal deferred tax assets and liabilities	1. Details of principal deferred tax assets and liabilities

The 91st Period (April 1, 2002-March 31, 2003)

(1) Deferred tax assets (Current assets)

	(Millions of Yen)
Clinical research expenses	¥5,217
Accrued bonuses	2,223
Accrued enterprise tax	1,826
Other	1,792
Deferred tax assets total	¥11,059

(2) Deferred tax assets (Fixed assets)

	(Millions of Yen)
Liability for retirement benefits	¥14,590
Investment impairments in subsidiaries	3,197
Amortization of transitional obligation for deferred assets	1,226
Depreciation	1,165
Other	3,419
Sub-total	¥23,599
Less valuation allowance	(¥4,036)
Deferred tax assets total	¥19,563
Deferred tax liabilities	
Net unrealized gain (loss) on available-for-sale securities	(¥868)
Retained earnings for reduction of fixed assets costs	(86)
Deferred tax liabilities total	(¥954)
Net deferred tax assets	¥18,609

2. Because the effective income tax rates of the Company differed from the statutory tax rate by less than 5%, the disclosure of details is omitted.

The 92nd Period (April 1, 2003-March 31, 2004)

(1) Deferred tax assets (Current assets)

	(Millions of Yen)
Clinical research expenses	¥7,335
Accrued bonuses	3,251
Accrued enterprise tax	1,374
Other	2,218
Sub-total	¥14,180
Less valuation allowance	(¥2,075)
Deferred tax assets total	¥12,105
Deferred tax liabilities	
Net unrealized gain (loss) on available-for-sale securities	(¥32)
Deferred tax liabilities total	(32)
Net deferred tax assets	¥12,072

(2) Deferred tax assets (Fixed assets)

	(Millions of Yen)
Liability for retirement benefits	¥17,574
Investment impairments in subsidiaries	3,209
Amortization of transitional obligation for deferred assets	1,961
Depreciation	1,105
Other	2,953
Sub-total	¥26,802
Less valuation allowance	(¥3,904)
Deferred tax assets total	¥22,898
Deferred tax liabilities	
Net unrealized gain (loss) on available-for-sale securities	(¥5,799)
Retained earnings for reduction of fixed assets costs	(85)
Deferred tax liabilities total	(¥5,885)
Net deferred tax assets	¥17,013

2. Same as at the left

The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
3. Change of tax rate The corporate enterprise tax rate will be changed from April 1, 2004, under the revision of Sub-paragraph 9 of the Local Tax Law on March 31st 2003. In accordance with this change, the legal effective tax rate, obtained from deferred tax assets and liabilities related to the temporary deference amount, which is expected to be dissolved after April 1, 2004, was changed from 41.6% to 41.0%. By this tax rate change, deferred tax assets (the amount after the deferred tax liabilities deduction) in the balance sheet decreased 272 million yen, net unrealized gain (loss) on available-for-sale securities increased 12 million yen, and income tax deferred in the statement of the income increased 285million yen,.	3. ————————

7. THE PREMISE OF A GOING CONCERN

There was no events or conditions that might be indicative of significant doubt of the entity's ability to continue as a going concern in the previous and present periods.

8. ASSETS, EARNINGS PER SHARE

The 91st Period April 1, 2002-March 31, 2003		The 92nd Period April 1, 2003-March 31, 2004	
Equity value per share	1,293.44 yen	Equity value per share	1,407.52 yen
Earnings per share	117.57 yen	Earnings per share	143.73yen
Fully diluted earnings per share	116.47 yen	Fully diluted earnings per share	143.72yen
The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period.			
Assets and earning per share for this period based on the traditional method are as follows:			
Equity value per share	1,293.65 yen		
Earnings per share	117.78 yen		
Fully diluted earnings per share	116.68 yen		

Note: The basis of the report of net earnings per share and fully diluted earning per share are as follows:

	The 91st Period April 1, 2002-March 31, 2003	The 92nd Period April 1, 2003-March 31, 2004
Net earnings per share		
Net income (mil. yen)	34,174	41,883
Amount not attributed to common share (mil. yen)	61	34
(Bonuses to directors through appropriation of earnings) (mil. yen)	(61)	(34)
Net income on common shares (mil. yen)	34,113	41,848
Average number of common shares outstanding (thousand shares)	290,163	291,169
Fully diluted earning per share		
Adjusted net income (mil. yen)	11	–
(Interest expenses (after tax)) (mil. yen)	(9)	(–)
(Others (after tax)) (mil. yen)	(2)	(–)
Increased number of common shares (thousand shares)	2,819	14
(Convertible bond (thousand shares))	(2,805)	(–)
(Pre-emptive rights (thousand shares))	(–)	(10)
(New share subscription rights (thousand shares))	(14)	(4)
Diluted securities with no dilutive effects, which were not included in fully diluted net earnings per share .	Type of dilutive securities (new share subscription rights) Number of dilutive securities (175 thousand shares)	A type of pre-emptive rights (Number of shares to which the new share subscription rights to be applied: 142 thousand shares) Another type of new share subscription rights (Number: 1,750 units)

9. PROPOSED CHANGES OF CORPORATE OFFICERS (effective as of June 24, 2004)

As stated in the Consolidated Annual Financial Report Release, the Company plans to adopt the "Company with Committee System" subject to approval of the General Meeting of Shareholders to be held in June 24, 2004. In accordance with the adoption of the new system, the Company proposes the following changes of Corporate Officers.

1. Candidates for Directors

Hiromasa Nakai	currently Director and Chairman, to be appointed as Director and Chairman
Haruo Naito	currently Representative Director and President, and Chief Executive Officer (CEO), to be appointed as Director and President and CEO
Yuji Naito	currently Director and Senior Advisor, to be appointed as Director and Senior Advisor
Yukio Akimoto	currently Standing Corporate Auditor, to be appointed as Director
Tadashi Tenmyo	currently Director of Corporate Auditing Department, to be appointed as Director
Stuart Meiklejohn	currently Director, to be appointed as Director
Mitsuaki Shimaguchi	currently Director, to be appointed as Director
Mitsuo Minami	currently Corporate Auditor, to be appointed as Director
Katsuro Tanaka	currently Corporate Auditor, to be appointed as Director
Tadashi Kurachi	currently Representative Director and President, Kanematsu Corporation, to be appointed as Director
Naoto Nakamura	currently Partner, law firm of Nakamura and Tsunoda, to be appointed as Director

Note: Stuart Meiklejohn, Mitsuaki Shimaguchi, Mitsuo Minami, Katsuro Tanaka, Tadashi Kurachi and Naoto Nakamura are candidates who meet the requirements of an outside director set forth in the Commercial Code of Japan.

2. Candidates for Executive Officers

Haruo Naito	currently Representative Director and President, and Chief Executive Officer (CEO), to be appointed as President and CEO (Representative Executive Officer)
Soichi Matsuno	*currently Executive Advisor, Eisai Inc., to be appointed as Deputy* President (Representative Executive Officer)
Hideaki Matsui	currently Representative Director and Executive Vice President and Chief Financial Officer (CFO), Management Affairs, to be appointed as Executive

Vice President (Representative Executive Officer)

Yoji Takaoka	currently Senior Vice President, Regulatory Affairs and Medical Information, and Director of Corporate Regulatory Compliance and Quality Assurance Headquarters, to be appointed as Senior Vice President
Matsuo Ohara	currently Senior Vice President, Prescription Drug Division, to be appointed as Senior Vice President
Makoto Shiina	currently Senior Vice President, Corporate Business Development, to be appointed as Senior Vice President
Shintaro Kataoka	currently Senior Vice President, Production and Logistics, to be appointed as Senior Vice President
Jiro Hasegawa	currently Vice President, Global Clinical Research, to be appointed as Vice President
Kenji Toda	currently Vice President, Product Quality and GMP Compliance, and Deputy Director of Corporate Regulatory Compliance and Quality Assurance Headquarters to be appointed as Vice President
Hideaki Hayano	currently Vice President, Consumer Health Product Division, to be appointed as Vice President
Nobuo Deguchi	currently Vice President, Corporate Ethics, Legal and Environmental Affairs, to be appointed as Vice President
Hiroyuki Mitsui	currently Vice President, Corporate Communications, Investor Relations and General Affairs, to be appointed as Vice President
Mayumi Watanabe	currently Vice President, Business Operations Department, Prescription Drug Division, to be appointed as Vice President
Toshio Arai	currently Vice President, Production and Logistics and General Manager of the Kawashima Industrial Complex, to be appointed as Vice President
Norio Kano	currently Vice President, Tokyo Area, Prescription Drug Division, to be appointed as Vice President
Yukio Akada	currently Vice President, Human Resources Department, to be appointed as Vice President
Kentaro Yoshimatsu	currently Vice President, Discovery & Development Research Headquarters, to be appointed as Vice President
Hideshi Honda	currently Vice President, Global Pharmaceuticals Business Headquarters, to be appointed as Vice President
Hisashi Tanaka	currently Vice President, Clinical Research Center, to be appointed as Vice President

Note: Haruo Naito, President and CEO (Representative Executive Officer), will serve concurrently as Director.

3. Proposed Composition of Nomination, Audit and Compensation Committees in conformity with "Company with Committee System"

(1) Nomination Committee

Chair:	Mitsuaki Shimaguchi
Members:	Stuart Meiklejohn
	Katsuro Tanaka

(2) Audit Committee

Chair:	Mitsuo Minami
Members:	Tadashi Kurachi
	Naoto Nakamura
	Yukio Akimoto
	Tadashi Tenmyo

(3) Compensation Committee

Chair:	Stuart Meiklejohn
Members:	Mitsuaki Shimaguchi
	Katsuro Tanaka

4. Planned Resignation of Directors, Auditors and Corporate Officer

Hideaki Matsui	currently Representative Director, to be appointed as Executive Vice President (Representative Executive Officer)
Shigehiko Yoshino	currently Director
Nobuo Eda	currently Standing Corporate Auditor, to be appointed as Corporate Advisor
Yukio Akimoto	currently Standing Corporate Auditor, to be appointed as Director
Teruo Osawa	currently Standing Corporate Auditor, to be appointed as Corporate Advisor
Mitsuo Minami	currently Corporate Auditor, to be appointed as Director
Katsuro Tanaka	currently Corporate Auditor, to be appointed as Director
Kozaburo Inoue	currently Corporate Officer, to be appointed as Corporate Advisor

5. Personal History of New Outside Directors and Representative Executive Officer (except former Directors and Corporate Auditors)

(1) New Outside Directors

Name:	Tadashi Kurachi	
Date of Birth:	November 28, 1936 (age 67)	
Education:	College of Arts and Sciences, The University of Tokyo, March 1960	
Career:	April 1960	Join the Bank of Tokyo, Ltd.
	June 1988	Director and General Manager, Personnel Division
	June 1991	Managing Director and General Manager, Osaka Office
	December 1992	Executive Managing Director, Representative in Europe, and General Manager of London Office
	April 1996	Managing Director, the Bank of Tokyo-Mitsubishi Ltd.

	June 1996	Executive Director, the Bank of Tokyo-Mitsubishi Ltd.
	June 1999	Representative Director and President, Kanematsu Corporation (current)

Name:	Naoto Nakamura	
Date of Birth:	January 25, 1960 (age 44)	
Education:	Faculty of Law, Hitotsubashi University, March 1983	
Career:	April 1985	Member of the Second Tokyo Bar Association, Mori Sogo Law Offices
	April 1998	Founder and Partner, Hibiya Park Law Offices
	February 2003	Founder and Partner (current), law firm of Naoto Nakamura (currently Nakamura and Tsunoda)
	March 2003	Corporate Auditor (current), Asahi Breweries, Ltd.

(2) New Representative Executive Officer

Name:	Soichi Matsuno	
Date of Birth:	June 20, 1944 (age 59)	
Education:	Faculty of Economics, Gakushuin University, March 1967	
Career:	March 1967	Join the Company
	April 1992	President, Eisai Corporation of North America
	June 1993	Director, U.S. and European Businesses Operations
	April 1995	President, Eisai Inc.
	February 1997	Director and Senior Vice President, U.S. and European Businesses Operations
	April 1997	Director and Senior Vice President, U.S. Pharmaceuticals Operations
	June 2000	Director and Executive Vice President, U.S. Pharmaceuticals Operations
	June 2001	Chairman, Eisai Inc.
	April 2004	Executive Advisor, Eisai Inc. (current)

Eisai

Securities Code: 4523

2004.03

Reference Data

Fiscal Year Ended March 31, 2004

Eisai Co., Ltd.

May 11, 2004

For Inquiry:

Corporate Communications Department

TEL 81-3-3817-5120 FAX 81-3-3811-3077

http://www.eisai.co.jp/eir/

Contents

Page

Summary of Financial Disclosure i

I. Consolidated Financial Highlights 1

II. Consolidated Statements of Income 2

III. Consolidated Balance Sheet 8

IV. Consolidated Statements of Cash Flows 12

V. Subsidiaries - Associated Companies 13

VI. Financial Trend 15

VII. Non-consolidated Financial Highlights 16

VIII. Changes in Quarterly Results [Consolidated] 20

IX. Changes in Quarterly Results [Non-Consolidated] 23

X. Major R&D Pipeline Candidates 25

XI. Major News Releases 28

*Unless otherwise specified, all figures have been rounded to their nearest specified unit.

*Quarterly financial results for the previous fiscal year ended on March 31, 2003 stated in this material are for reference use only because the company has initiated disclosure of its quarterly results from the current fiscal year.

*The Company's performance and financial results could differ materially from those reflected in these forward-looking statements due to general, financial, economic, and political conditions affecting the pharmaceutical industry.

*Overseas sales are calculated based upon the fiscal year average rate in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. 2001 - Mar. 2002) Fiscal Year Average Rate	125.14	110.58	179.21
(Mar. 31, 2002) Fiscal Year End Rate	133.25	116.14	189.85
(Apr. 2002 - Mar. 2003) Fiscal Year Average Rate	121.95	121.04	188.41
(Mar. 31, 2003) Fiscal Year End Rate	120.20	129.83	189.45
(Apr. 2003 - Mar. 2004) Fiscal Year Average Rate	113.07	132.60	191.00
(Mar. 31, 2004) Fiscal Year End Rate	105.69	128.88	193.09
Fiscal Year Ending March 31, 2005 Forecast Rate	105.00	125.00	185.00

<Summary of Financial Disclosure>

<Sales and Profits>

Consolidated net sales increased to ¥500.2 billion (up 7.2% year-on-year: YOY) with the contribution of growing sales of *Aricept* and *Pariet* (U.S. brand name is *Aciphex*) in Japan, the U.S., Europe, Asia, and prescription pharmaceutical sales in Japan. The growth overcame the negative impact of the exchange rate trend favorable to yen over U.S. dollars. Pharmaceutical sales were ¥476.8 billion, an increase of ¥35.1 billion over the previous year, accounted for 95.3% of total sales.

Sales outside Japan were ¥239.2 billion with the growth of *Aricept* and *Aciphex/Pariet* accounted for 47.8% (up 1.5 points YOY) of the total sales. The sales in North America, particularly, increased to ¥194.5 billion (up ¥15.0 billion YOY). The North American portion now represents 38.9% of the total sales.

Operating income grew to ¥83.1 billion (up 9.5% YOY), and net income achieved ¥50.1 billion (up 22.2% YOY) including a ¥3.7 billion contribution due to the extraordinary gain on exemption from surrogated obligation of employees' Welfare Pension Fund. Earnings per share grew to ¥172.1 (up ¥30.9 YOY).

<Sales of *Aricept* and *Aciphex/Pariet*>

Sales of *Aricept* increased to ¥141.6 billion (up 22.8% and ¥26.3 billion YOY). The Japanese portion of the increase was ¥6.6 billion, the US portion ¥13.4 billion, and the rest of the world's portion was ¥6.3 billion YOY.

Sales of *Aciphex/Pariet* increased to ¥129.0 billion (up 9.9% and ¥11.6 billion YOY). The Japanese portion of the increase was ¥8.8 billion, the US portion ¥1.8 billion and the rest of the world's portion was ¥1.1 billion YOY.

<R&D Expenses and Sales and General Administrative Expenses>

Research and development expenses increased to ¥69.0 billion (up 15.6% and ¥9.3 billion YOY) due to active progress of clinical research, in-licensing of development-stage compounds and collaborative research contracts.

Sales and general administrative expenses grew to ¥250.9 billion (up 9.8% and ¥22.4 billion YOY) due to the increase of marketing expenses and payments to co-promotion partners in proportion to the sales increase.

<Cost of Sales Ratio>

Cost of sales ratio decreased by 2.6 points and achieved 19.4% through the improved product mix arising out of the increased sales of *Aricept* and *Aciphex/Pariet.*

<Cash Flows>

Net cash provided by operating activities amounted to ¥72.7 billion (up ¥15.1 billion YOY) despite the increase in corporate tax payments. Net cash used in investing activities amounted to ¥27.3 billion, a decline of ¥0.5 billion. Net cash used in financing activities totaled ¥21.4 billion, an increase of ¥1.5 billion.

<Filings and Approvals>

Pariet was approved for maintenance therapy for reflux esophagitis in Japan in July. *Apnission Inj.* for apnea of prematurity (new indication), *Neophyllin Inj.* prefilled softbag (new formulation) for the treatment of asthma and *Warfarin* Tablet 0.5mg (new formulation) for the treatment and prevention of thromboembolism were approved in February in Japan. A new drug application (NDA) for T-614 was submitted for rheumatoid arthritis in September and a supplemental NDA of *Cleactor* for pulmonary embolism in May.

In Europe, approval was achieved under the mutual recognition procedure for *Pariet* for on-demand therapy for symptomatic gastro oesphageal reflux disease in April 2004. An NDA for *Pariet* was filed in November for Zollinger-Ellison syndrome in December.

Applications for new formulation, rapid disintegration tablet for *Aricept* were made in the U.S. and Europe in December and approval for this formulation was granted in Japan in February.

The application for transdermal form of E2000 as a muscle was withdrawn in February in Japan.

<Alliance and In-licensing>

Maxalt, for the treatment of migraine, was licensed in from Kyorin Pharmaceutical Co., Ltd. in February and launched in September in Japan.

Two in-licensing agreements for epilepsy drugs were signed for the U.S. and European territories. An agreement for rufinamide, which completed Phase II clinical trials, was signed in February, and for *Zonegran,* which is already marketed in the U.S. and filed for approval in Europe, was signed in March.

A co-promotion agreement for Parkinson's disease and co-development for Alzheimer's disease for rasagiline was signed in May in the U.S. Its NDA for Parkinson's disease was filed in September by TEVA.

<Financial Indexes>

1. Return on Equity: 12.4% (up 1.5 points YOY)
2. Dividends on Equity: 2.6% (up 0.1 point YOY)
3. Dividends per Share (estimated): ¥36 (up ¥4 YOY)

<Consolidated Sales and Profits in the 4th Quarter>

Sales increased to ¥122.4 billion (up 7.0% YOY), operating income to ¥17.2 billion (up 24.4% YOY) and net income to ¥9.8 billion (up 68.0% YOY) for the 4th Quarter.

R&D expenditure increased to ¥18.4 billion (up 7.8 % YOY). Sales and general administrative expenses increased to ¥63.1 billion (up 4.7% YOY).

I. Consolidated Financial Highlights

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	Chg. %	2005 (e)
Net Sales	361.7	431.7	466.6	**500.2**	107.2	520.0
Cost of Sales	98.5	101.5	102.6	**97.2**	94.8	96.0
Research and Development Expenses	49.6	55.0	59.7	**69.0**	115.6	75.0
Selling, General and Administrative Expenses	154.7	202.5	228.4	**250.9**	109.8	263.0
Operating Income	59.0	72.7	75.9	**83.1**	109.5	86.0
Ordinary Income	63.2	76.1	76.1	**83.4**	109.5	86.0
Net Income	23.3	36.5	41.0	**50.1**	122.2	52.0
Earnings per Share (yen)	78.7	123.5	141.2	**172.1**	121.9	180.7
Dividends per Share (yen)	23	29	32	**36**	-	42

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Balance Sheet Data

(billions of yen)

March 31	2001	2002	2003	**2004**	Chg. %	2005 (e)
Total Assets	549.4	557.6	591.7	**615.8**	104.1	-
Shareholders' Equity	345.9	362.1	388.2	**419.5**	108.0	-

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	Chg. %	2005 (e)
Capital Expenditures	15.0	27.2	21.9	**28.7**	130.7	30.0
Property, plant and equipment	11.5	19.0	17.4	**25.4**	145.7	25.0
Intangible Assets	3.5	8.3	4.5	**3.3**	72.4	5.0
Depreciation/Amortization	15.0	15.3	180.0	**18.5**	102.9	21.0

*Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

4. Cash Flow Data

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	Chg. %	2005 (e)
Net cash provided by operating activities	85.0	56.9	57.6	**72.7**	126.2	-
Net cash used in investing activities	(19.6)	(7.2)	(27.7)	**(27.3)**	98.3	-
Net cash used in financing activities	(17.7)	(39.1)	(19.8)	**(21.4)**	107.7	-
Cash and cash equivalents at end of period	106.3	121.8	127.3	**146.1**	114.8	-
Free Cash Flow	71.8	32.1	31.1	**48.9**	157.3	-

*Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" +"Other revenue/payment for continuous activities".

II. Consolidated Statements of Income

1. Consolidated Statement of Income & Explanation (billions of yen)

Years Ended/Ending March 31	2003	Sales %	2004	Sales %	Chg. %	Change
Net sales	466.6	100.0	**500.2**	100.0	107.2	33.6
Cost of sales	102.5	22.0	**97.2**	19.4	94.8	(5.3)
Reversal of reserve for sales returns	0.1	0.0	**0.0**	0.0	27.8	(0.1)
Gross profit	364.0	78.0	**402.9**	80.6	110.7	38.9
Research and development expenses	59.7	12.8	**69.0**	13.8	115.6	9.3
Selling, general and administrative expenses	228.4	48.9	**250.9**	50.2	109.8	22.4
Operating income	75.9	16.3	**83.1**	16.6	109.5	7.2
Non-operating income:						
Interest and dividend income	1.8		**1.7**			(0.1)
Equity in earnings of associated companies	0.0		**0.0**			(0.0)
Other non-operating income	0.9		**0.6**			(0.4)
Total non-operating income	2.8	0.6	**2.3**	0.5	82.6	(0.5)
Non-operating expenses:						
Interest expense	0.1		**0.0**			(0.0)
Foreign exchange loss	1.7		**1.0**			(0.7)
Other non-operating expenses	0.8		**1.0**			0.2
Total non-operating expense	2.5	0.6	**2.0**	0.4	78.9	(0.5)
Ordinary income	76.1	16.3	**83.4**	16.7	109.5	7.2
Extraordinary income:						
Gain on fixed assets	0.0		**0.6**			0.6
Gains on sales of business	0.5		**-**			(0.5)
Gains by the exemption from the substitutional portion of Eisai's welfare pension fund	-		**3.7**			3.7
Other extraordinary income	0.1		**0.1**			(0.1)
Total extraordinary income	0.7	0.2	**4.4**	0.9	673.7	3.8
Extraordinary loss:						
Loss on disposal of fixed assets	1.0		**2.8**			1.8
Loss on impairment of securities	4.3		**0.1**			(4.1)
Loss on litigation settlements	1.1		**0.4**			(0.7)
Other extraordinary loss	0.6		**2.0**			1.3
Total extraordinary loss	7.0	1.5	**5.3**	1.1	75.6	(1.7)
Income before income taxes & minority interests	69.8	15.0	**82.5**	16.5	118.2	12.7
Income taxes-current	35.3	7.6	**40.0**	8.0	113.1	4.6
Income taxes-deferred	(6.7)	(1.5)	**(7.1)**	(1.4)		(0.3)
Minority interests	0.2	0.1	**(0.6)**	(0.1)		(0.7)
Net income	41.0	8.8	**50.1**	10.0	122.2	9.1

<Explanation>

Cost of sales
<Decrease Factor(s)>
Business mix and sales product mix change, etc.

Research and development expenses
<Increase Factor(s)>
Alliance fee
International development

Selling, general and administrative expenses
<Increase Factor(s)>
Selling expense of pharmaceuticals sales in the U.S. and Europe

Extraordinary loss
<Increase Factor(s)>
Losses associated with the restructuring of the consolidated subsidiaries

2. Financial Results by Industry Segment

2-1. Consolidated Net Sales by Industry Segment

(billions of yen)

Years Ended March 31	2001	2002	2003	2004
Net sales to customers	361.7	431.7	466.6	**500.2**
Pharmaceuticals	334.3	405.4	441.7	**476.8**
(In-house developed products %)	(82.7%)	(87.8%)	(89.3%)	**(88.9%)**
Japan	219.8	225.1	228.0	**239.8**
North America	96.7	153.7	178.4	**193.5**
Europe	13.2	19.6	26.1	**33.6**
Asia and others	4.6	7.0	9.1	**9.9**
Others	27.5	26.2	24.9	**23.4**
Japan	21.3	21.5	22.6	**21.2**
Overseas	6.2	4.8	2.3	**2.2**

Notes: 1. Sales results by industry segment have been reclassified in accordance with geographical segmentation.
2. Major areas and countries included in each category:
1) North America: The U.S. and Canada
2) Europe: The United Kingdom, Germany, France, etc.
3) Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

2-2. Consolidated Operating Income by Industry Segment

(billions of yen)

Years Ended March 31	2001	2002	2003	2004
Operating income/loss	59.0	72.7	75.9	**83.1**
Pharmaceuticals	68.8	80.6	77.7	**84.6**
Others	(2.7)	(0.4)	0.7	**1.4**
Eliminations and Corporate	(7.0)	(7.6)	(2.5)	**(3.0)**

Note: Operating expense in the pharmaceutical segment of the parent company for the year ended March 2003 increased because of the introduction of Enterprise Resource Planning (ERP) and the fact that this introduction led the allocation of operating expenses in greater detail to the pharmaceutical business for this period.

3. Financial Results by Geographical Area

3-1. Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended March 31	2001	2002	2003	**2004**
Net sales to customers	361.7	431.7	466.6	**500.2**
Japan	241.0	246.6	250.6	**260.9**
North America	101.8	157.0	179.5	**194.5**
Europe	14.3	21.1	27.3	**34.8**
Asia and others	4.6	7.0	9.1	**9.9**
Overseas Sales	120.7	185.1	216.0	**239.2**
Overseas Sales (%)	(33.4%)	(42.9%)	(46.3%)	**(47.8%)**

3-2. Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended March 31	2001	2002	2003	**2004**
Operating income/loss	59.0	72.7	75.9	**83.1**
Japan	66.0	72.9	70.2	**71.9**
North America	2.6	6.6	5.7	**10.9**
Europe	0.6	1.6	2.4	**3.4**
Asia and others	0.4	0.8	1.7	**1.8**
Eliminations and Corporate	(10.6)	(9.2)	(4.1)	**(5.0)**

Note: Operating expense in the pharmaceutical segment of the parent company for the year ended March 2003 increased because of the introduction of Enterprise Resource Planning (ERP) and the fact that this introduction led the allocation of operating expenses in greater detail to the pharmaceutical business for this period.

4. Overseas Sales

(billions of yen)

Years Ended March 31	2001	2002	2003	**2004**
Net sales	361.7	431.7	466.6	**500.2**
Overseas sales	132.1	199.6	233.5	**262.3**
North America	105.7	162.7	185.9	**202.3**
Europe	19.1	27.1	36.0	**47.9**
Asia and others	7.3	9.7	11.6	**12.0**

* Major areas and countries included in each category:
1) North America: The U.S. and Canada
2) Europe: The United Kingdom, Germany, France, etc.
3) Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

5. Global Product Sales

5-1. *ARICEPT* Sales by Area

(billions of yen)

Years Ended March 31 Area	Currency	2001	2002	2003	**2004**
Japan	Yen Billions	8.5	13.7	21.9	**28.4**
U.S.	Yen Billions	52.7	66.7	74.5	**87.9**
	US$ Millions	476	533	611	**777**
U.K.	Yen Billions	0.6	1.3	0.9	**1.0**
	UK£ Millions	4	7	5	**5**
Germany	Yen Billions	2.3	4.1	4.4	**6.2**
	Euro Millions	23	37	37	**47**
France	Yen Billions	6.0	8.2	11.3	**15.5**
	Euro Millions	59	74	93	**117**
Europe Total	Yen Billions	8.9	13.6	16.6	**22.8**
Asia	Yen Billions	1.1	1.8	2.3	**2.5**
Total	Yen Billions	71.1	95.8	115.3	**141.6**

*Sales forecast for Eisai sales territories for the year ending March 2005 is ¥153 billion.

5-2. *ACIPHEX/PARIET* Sales by Area

(billions of yen)

Years Ended March 31 Area	Currency	2001	2002	2003	**2004**
Japan	Yen Billions	6.3	5.4	5.8	**14.6**
U.S.	Yen Billions	44.0	87.0	103.8	**105.5**
	US$ Millions	398	695	851	**933**
U.K.	Yen Billions	3.3	4.7	5.6	**6.2**
	UK£ Millions	20	26	30	**33**
Germany	Yen Billions	0.8	0.8	0.9	**1.1**
	Euro Millions	8	7	7	**8**
Europe Total	Yen Billions	4.0	5.5	6.5	**7.3**
Asia	Yen Billions	0.4	0.9	1.3	**1.6**
Total	Yen Billions	54.7	98.8	117.4	**129.0**

*Sales forecast for Eisai sales territories for the year ending March 2005 is ¥140 billion.

<Reference> [Non-consolidated]

Eisai Inc.(U.S.)/Pharmaceutical Sales, Production

Years Ended March 31		2001	2002	2003	2004
Net sales	Yen Billions	102.9	159.9	181.7	**196.1**
	US $ Millions	931	1,278	1,490	**1,734**
Operating income	Yen Billions	4.1	5.7	6.3	**10.0**
	US $ Millions	37	45	52	**88**
Net income	Yen Billions	2.9	4.1	3.9	**6.0**
	US $ Millions	26	33	32	**53**
Operating income before royalty deduction	Yen Billions		21.8	27.0	**34.1**
	US $ Millions		174	222	**301**

Eisai China Inc. (China)/Pharmaceutical Sales, Production

Years Ended March 31		2002	2003	2004
Net sales	Yen Billions	2.2	3.3	**3.8**
	Chinese RMB Millions	150	221	**273**
Operating income	Yen Billions	0.2	0.9	**1.0**
	Chinese RMB Millions	14	61	**68**
Net income	Yen Billions	0.3	0.8	**0.8**
	Chinese RMB Millions	20	56	**59**

Note: The fiscal year of Eisai China Inc. ends December 31. From January 2003 to December 2003 average rate was 14.01 yen and the end rate was 12.94 yen to the Chinese RMB, respectively.

Eisai Korea Inc. (Korea)/Pharmaceutical Sales

Years Ended March 31		2002	2003	2004
Net sales	Yen Billions	1.7	2.0	**2.3**
	Korean Won Billions	17	20	**24**
Operating income (loss)	Yen Billions	0.2	0.2	**0.3**
	Korean Won Billions	2	2	**3**
Net income (loss)	Yen Billions	0.1	0.2	**0.2**
	Korean Won Billions	1	2	**2**

Note: FY2003 average rate was 0.0959 yen and the end rate was 0.0922 yen to the Korean Won, respectively.

6. Selling, General & Administrative Expenses (Including R&D Expenses)

6-1. Research and Development Expenses (R&D)

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	2005 (e)
Net sales	361.7	431.7	466.6	**500.2**	520.0
Research & development expenses	49.6	55.0	59.7	**69.0**	75.0
Percentage of sales (%)	(13.7%)	(12.8%)	(12.8%)	**(13.8%)**	(14.4%)

6-2. Selling, General & Administrative Expenses (SG&A)

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	2005 (e)
Net sales	361.7	431.7	466.6	**500.2**	520.0
Selling, general & administrative expenses	154.7	202.5	228.4	**250.9**	263.0
Personnel expense	46.5	50.7	55.7	**58.9**	-
Marketing expense	87.1	129.7	147.4	**161.9**	-
Administrative expense	19.8	20.9	23.6	**28.4**	-
Others	1.3	1.2	1.8	**1.7**	-
Percentage of sales (%)	(42.8%)	(46.9%)	(48.9%)	**(50.2%)**	(50.6%)

6-3. Selling, General & Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	2005 (e)
Net sales	361.7	431.7	466.6	**500.2**	520.0
Selling, general & administrative expenses (including R&D expenses)	204.3	257.5	288.1	**319.9**	338.0
Percentage of sales (%)	(56.5%)	(59.7%)	(61.7%)	**(64.0%)**	(65.0%)

7. Personnel Information

(persons)

Years Ended March 31	2001	2002	2003	**2004**
Japan	5,306	5,175	5,162	**5,055**
U.S.	705	875	1,002	**1,225**
Europe	279	399	416	**452**
Asia	742	811	853	**968**
Total	7,032	7,260	7,433	**7,700**

Note: Employee numbers are expected to be 8,000 at the end of March 2005.

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet & Explanation

<Assets>

(billions of yen)

March 31	2003	%	2004	%	Chg. %	Inc./ Dec.
Current assets:						
Cash and time deposits	101.3		**56.7**			(44.6)
Accounts and notes receivable-trade	149.0		**132.1**			(16.9)
Short-term investments	35.3		**98.2**			62.9
Inventories	35.1		**35.1**			0.0
Deferred tax assets	19.3		**21.6**			2.3
Other current assets	9.2		**10.7**			1.6
Allowance for doubtful accounts receivables	(0.2)		**(0.2)**			(0.0)
Total current assets	349.0	59.0	**354.2**	57.5	101.5	5.2
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	57.2		**60.0**			2.8
Machinery and vehicles	22.5		**21.8**			(0.7)
Land	19.1		**17.2**			(1.9)
Construction in progress	4.5		**8.6**			4.1
Others	8.5		**9.1**			0.6
Total property, plant and equipment	111.7	18.9	**116.7**	19.0	104.5	5.0
Intangible assets	16.0	2.7	**15.1**	2.4	93.9	(1.0)
Investments and other assets:						
Investments securities	67.0		**82.4**			15.4
Long-term loans receivable	0.1		**0.1**			(0.0)
Deferred tax assets	18.8		**17.9**			(0.8)
Other assets	30.1		**30.5**			0.4
Allowance for doubtful accounts receivables	(0.9)		**(1.1)**			(0.1)
Total investments and other assets	115.0	19.4	**129.8**	21.1	112.9	14.8
Total fixed assets	242.7	41.0	**261.6**	42.5	107.8	18.8
Total assets	591.7	100.0	**615.8**	100.0	104.1	24.1

<Explanation>

Cash and time deposits
<Decrease Factor(s)>
Transfer to securities

Accounts and notes receivable-trade
<Decrease Factor(s)>
Sales scheme modified in the U.S.

Short-term investment
<Increase Factor(s)>
Operating assets increase

Investments in securities
<Increase Factor(s)>
Operating assets increase
Improved market value

<Liabilities and Shareholders' Equity>

(billions of yen)

March 31	2003	%	2004	%	Chg. %	Inc./ Dec.
Current liabilities:						
Accounts and notes payable-trade	16.1		**15.9**			(0.3)
Short-term borrowings	0.0		**0.2**			0.2
Current portion of straight bonds	0.1		**-**			(0.1)
Accounts payable-other	41.1		**45.4**			4.2
Accrued expenses	22.6		**28.6**			6.0
Accrued income taxes	23.0		**16.8**			(6.3)
Reserve for sales rebates	37.6		**23.3**			(14.3)
Other reserves	0.8		**0.9**			0.1
Other current liabilities	4.6		**4.0**			(0.6)
Total current liabilities	146.0	24.7	**135.0**	21.9	92.5	(11.0)
Long-term liabilities:						
Deferred tax liabilities	0.3		**0.3**			(0.0)
Liability for retirement benefits	45.4		**49.9**			4.5
Retirement allowances for directors and corporate auditors	1.8		**1.8**			0.1
Other long-term liabilities	0.6		**0.7**			0.1
Total long-term liabilities	48.1	8.1	**52.7**	8.6	109.5	4.6
Total liabilities	194.1	32.8	**187.7**	30.5	96.7	(6.4)
Minority interests	9.3	1.6	**8.6**	1.4	92.1	(0.7)
Shareholders' equity:						
Common stock	45.0	7.6	**45.0**	7.3		-
Capital surplus	55.2	9.3	**55.2**	8.9		-
Retained earnings	302.7	51.2	**342.8**	55.7		40.2
Net unrealized gains on available-for-sale securities	1.4	0.2	**8.7**	1.4		7.3
Foreign currency translation adjustments	(1.5)	(0.2)	**(6.3)**	(1.0)		(4.8)
Treasury stock	(14.6)	(2.5)	**(26.0)**	(4.2)		(11.4)
Total shareholders' equity	388.2	65.6	**419.5**	68.1	108.0	31.2
Total liabilities, minority interests and shareholders' equity	591.7	100.0	**615.8**	100.0	104.1	24.1

<Explanation>

Reserve for sales rebates
<Decrease Factor(s)>
Sales scheme modified in the U.S.

Net unrealized gains on available-for-sale securities
<Decrease Factor(s)>
Improved market value

Treasury stock
<Increase Factors(s)>
Market purchases of 4 million shares

2. Stock Information

2-1. Issued Stock and Shareholder Information

As of March 31, 2004

Total Number of Authorized Shares	Number of Shares Outstanding	(Number of Treasury Stock)	Number of Shareholders	Average Number of Shares per Shareholder
700,000,000 shares	296,566,949 shares	(8,789,679 shares)	29,713	9,981 shares

Note: Outstanding shares at fiscal period end includes treasury stock.

2-2. Top 10 Shareholders

As of March 31, 2004

Name	Shares	Percentage
The Master Trust Bank of Japan, Ltd. (Trust Account)	16,333 Thousands	5.51%
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	14,070 Thousands	4.74%
Nihon Trustee Service Trust Bank, Ltd. (Trust Account)	13,524 Thousands	4.56%
Nippon Life Insurance Co.	13,520 Thousands	4.56%
Saitama Resona Bank, Limited.	12,398 Thousands	4.18%
Mizuho Corporate Bank, Ltd.	12,248 Thousands	4.13%
State Street Bank and Trust Company	9,879 Thousands	3.33%
Moxley and Company	7,063 Thousands	2.38%
Eisai Employee Shareholding Association	6,297 Thousands	2.12%
Mellon Bank Treaty Clients Omnibus	5,510 Thousands	1.86%

Note: Stock numbers less than one thousand have been omitted.

2-3. Number of Shareholders by Category

(persons)

March 31	2003	%	**2004**	%	Change
Financial Institutions	174	0.6%	**145**	0.5%	-29
Securities Companies	66	0.2%	**38**	0.1%	-28
Other Japanese Corporations	1,131	3.7%	**1,097**	3.7%	-34
Corporations Outside Japan, etc.	487	1.6%	**500**	1.7%	13
Treasury Stock	1	0.0%	**1**	0.0%	-
Individuals and Others	28,618	93.9%	**27,932**	94.0%	-686
Total	30,477	100.0%	**29,713**	100.0%	-764

2-4. Number of Shares Held by Category

As of March 31, 2004

March 31 (One unit = 1,000 shares)	2003	%	**2004**	%	Change
Financial Institutions	138,789	46.8%	**117,976**	44.8%	-20,812
Securities Companies	3,967	1.3%	**4,934**	1.5%	966
Other Japanese Corporations	16,956	5.7%	**16,656**	5.7%	-300
Corporations Outside Japan, etc.	87,606	29.6%	**105,129**	31.4%	17,522
Treasury Stock	4,776	1.6%	**8,789**	16.6%	4,013
Individuals and Others	44,468	15.0%	**43,078**	14.5%	-1,390
Total	296,566	100.0%	**296,566**	100.0%	-

Note: Stock numbers less than one thousand have been omitted.

2-5. Breakdown of Shareholders Holding Size/Number of Shareholders

As of March 31

	3/2003	%	3/2004	%	Change
1 million shares and over	49	0.2%	**50**	0.2%	1
from 0.1 million to less than 1 million shares	161	0.5%	**158**	0.5%	-3
from 10 thousands to less than 0.1 million shares	787	2.6%	**749**	2.5%	-38
from 1 thousands to less than 10 thousand shares	11,644	38.2%	**11,075**	37.3%	-569
from 1 hundred to less than 1 thousand shares	15,690	51.5%	**15,276**	51.4%	-414
less than 100 shares	2,146	7.0%	**2,405**	8.1%	259
Total	30,477	100.0%	**29,713**	100.0%	-764

2-6. Breakdown by Shareholder Holding Size/Number of Shares Held

As of March 31

(One unit = 1,000 shares)	3/2003	%	3/2004	%	Change
1 million shares and over	194,690	65.7%	**198,817**	67.0%	4,127
from 0.1 million to less than 1 million shares	51,953	17.5%	**50,233**	16.9%	-1,720
from 10 thousands to less than 0.1 million shares	20,579	6.9%	**19,396**	6.6%	-1,182
from 1 thousands to less than 10 thousand shares	25,278	8.5%	**24,268**	8.2%	-1,010
from 1 hundred to less than 1 thousand shares	3,982	1.4%	**3,756**	1.3%	-225
less than 100 shares	81	0.0%	**93**	0.0%	11
Total	296,566	100.0%	**296,566**	100.0%	-

*Stock numbers less than one thousand have been omitted.

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended March 31	2002	2003	2004
Operating activities			
Income before income taxes & minority interests	69.8	**82.5**	12.7
Depreciation and amortization	18.0	**18.5**	0.5
Other non-cash losses/gains	16.5	**9.1**	(7.4)
Operating assets/liability increase/decrease (2)	(22.2)	**11.4**	33.6
Others (2)	(5.8)	**(4.6)**	1.2
Subtotal	76.3	**116.9**	40.6
Interest paid/received	1.5	**1.6**	0.1
Payments on vitamin E litigation settlement	(2.4)	**-**	2.4
Income taxes paid	(17.8)	**(45.8)**	(28.0)
Net cash provided by operating activities	57.6	**72.7**	15.1
Investing activities			
Capital expenditures	(26.2)	**(25.1)**	1.0
Other revenue/payment for continuous activities	(0.4)	**1.3**	1.7
Purchases/sales of securities	(2.3)	**(2.5)**	(0.2)
Others	1.1	**(1.0)**	(2.1)
Net cash used in investing activities	(27.7)	**(27.3)**	0.5
Financing activities			
Dividends paid	(9.3)	**(9.9)**	(0.6)
Long-term debt proceeds/payment	(0.0)	**(0.1)**	(0.1)
Short-term debt proceeds/payment	(1.0)	**0.2**	1.2
Treasury stock purchase	(9.2)	**(11.4)**	(2.2)
Others	(0.3)	**(0.1)**	0.2
Net cash used in financing activities	(19.8)	**(21.4)**	(1.5)
Effect of exchange rate changes on cash and cash equivalents	(4.5)	**(5.3)**	(0.7)
Net increase in cash and cash equivalents	5.5	**18.8**	13.3
Cash and cash equivalents at beginning of year	121.8	**127.3**	5.5
Cash and cash equivalents of newly consolidated subsidiaries at the beginning of the year	-	**-**	-
Cash and cash equivalents at end of year	127.3	**146.1**	18.8

<Explanation>

Other non-cash losses/ gains
<Major Item(s)>
Accrued retirement benefit cost of 12.6 billion yen
Extraordinary gain of 3.7 billion yen by the exemption from the substitutional portion of Eisai's welfare pension fund

Operating assets/liability increase/decrease
<Increase Factor(s)>
Decrease in Accounts receivable-trade

Capital expenditures
<Increase Factor(s)>
Payment of 21.9 billion yen for equipment purchase

Treasury stock purchase
Market purchases of 4 million shares

(billions of yen)

Years Ended March 31	2002	2003	2004
Free Cash Flow	31.1	**48.9**	17.8

Note 1: Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" +"Other revenue/payment for continuous activities"
Note 2: "Operating assets/liability increase/decrease" and "Others" for the year ended March 2003 have been reclassified because of the changes in presentation method.

V. Consolidated Subsidiaries - Associated Companies

1. Consolidated Subsidiaries (34 companies)

1-1. Subsidiaries Outside Japan (23 companies)

As of March 31, 2004

Company Name	Location	Common Stock Unit: thousand		Equity(%) Ownership[1]	Description of Operations
Eisai Corporation of North America	New Jersey, USA	179,100	US$	100.00%	U.S. subsidiaries holding company
Eisai Inc.	New Jersey, USA	83,600	US$	100.00%	Pharma. prod./sales
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	65,300	US$	100.00%	Basic research/clincial trial process research
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00%	-
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00%	Pharm. clinical research
Eisai Machinery U.S.A. Inc.[2]	New Jersey, USA	1,000	US$	100.00%	Pharm. machinery sales
Eisai Ltd.	London, U.K.	15,548	UKPS	100.00%	Pharma. sales/clinical research
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UKPS	100.00%	Basic research
Eisai Pharma-Chem Europe Ltd.[3]	London, U.K.	100	UKPS	100.00%	-
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharmaceutical sales
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00%	Pharm. machinery prod./sales
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharmaceutical sales
Eisai B.V.	Amsterdam, Netherlands	540	EUR	100.00%	Pharmaceutical prod./sales
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical Marketing
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical prod./sales
Eisai Asia Regional Services Pte. Ltd.[4]	Singapore, Singapore	26,400	S$	100.00%	Pharm. Importation and sales
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya, Malaysia	470	M$	100.00%	Pharmaceutical sales
Eisai (Thailand) Marketing Co., Ltd.[5]	Bangkok, Thailand	11,000	Baht	49.90%	Pharmaceutical prod./sales
Eisai Taiwan, Inc.	Taipei, Taiwan	250,000	NT$	100.00%	Pharmaceutical prod./sales
Weizai Co., Ltd.	Taipei, Taiwan	20,000	NT$	100.00%	Pharmaceutical sales
Eisai China Inc.[6]	Suzhou, China	139,274	RMB	100.00%	Pharmaceutical prod./ sales
Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00%	Pharmaceutical prod./sales
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales

Notes:1. Equity direct/indirect ownership percentage.
2. Newly consolidated subsidiary, which was established in August, 2003 and has been operating in pharmaceutical machinery sales since its separation from Eisai U.S.A., Inc.
3. Eisai Pharma-Chem Europe Ltd. Is in the process of liquidation.
4. Eisai Asia Regional Services Pte. Ltd. has changed its principle operations from pharmaceutical management and sales support to pharmaceutical importation and sales beginning in April 2004.
5. The Company has a less than 50 percent equity ownership in Eisai (Thailand) Marketing Co., Ltd., but it is considered to be a consolidated subsidiary under the application of the "controlling entity" standard.
6. The fiscal year of Eisai China Inc. ends December 31. Fiscal Year of other consolidated subsidiaries outside/inside Japan end March 31.

1-2. Subsidiaries in Japan (11 companies)

As of March 31, 2004

Company Name	Location	Common Stock	Equity(%) Ownership[1]	Description of Operations
Sanko Junyaku Co., Ltd.	Tokyo	5,262 million	50.92%	Diagnostic product prod./sales
Sannova Co., Ltd.	Gunma Pref.	926 million	79.97%	Pharmaceutical prod./sales
Elmed Eisai Co., Ltd.	Tokyo	450 million	100.00%	Pharmaceutical sales
KAN Research Institute, Inc.	Kyoto	70 million	100.00%	Basic research
Eisai Distribution Co., Ltd.	Kanagawa Pref.	60 million	100.00%	Pharmaceutical distribution
Clinical Supply Co., Ltd.	Gifu Pref.	80 million	84.80%	Medical instruments prod./sales
Sunplanet Co., Ltd.	Tokyo	455 million	85.12%	Real estate mgt., catering/administrative
Herusu Co., Ltd.	Tokyo	64 million	100.00%	Pharma. machinery, etc. sales
Eisai Seikaken Co., Ltd.	Tokyo	50 million	70.00%	Agro-chemical prod./sales
Dymec Co., Ltd.[3]	Chiba Pref.	30 million	84.80%	-
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	50 million	75.46%	Diagnostic product and genetic technology research

Notes: 1. Equity direct/indirect ownership percentage.
2. Common stock numbers less than one million have been omitted.
3. Dymec Co., Ltd. is in the process of liquidation.
4. Food Additives and Chemicals Division of the Parent Company was split off into a newly incorporated wholly-owned subsidiary of the Parent Company, Eisai Food & Chemicals Co., Ltd. in April 2004.
5. Fiscal Year of consolidated subsidiaries end March 31.

2. Equity in Earnings in Associated Companies (3 companies)

As of March 31, 2004

Company Name	Location	Common Stock	Equity (%) Ownership[1]	Description of Operations
[Associated companies in Japan: 1]				
Bracco-Eisai Co., Ltd.	Tokyo	¥340 million	49.00%	Contrast media import/prod./sales
[Associated companies outside Japan: 2]		Unit: thousand		
Eisai-Novartis Verwaltungs GmbH[2]	Nuremberg, FRG	25 EUR	50.00%	-
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250 Peso	49.90%	Pharmaceutical sales

Notes: 1. Equity indirect/direct ownership percentage.
2. Eisai-Novartis Verwaltungs GmbH is in the process of liquidation.

VI. Financial Trend

(billions of yen)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
<Statements of Income Data>										
Net Sales	258.3	273.4	281.6	301.8	284.9	302.5	361.7	431.7	466.6	**500.2**
Cost of Sales[2]	91.9	94.2	95.0	93.8	87.1	91.6	98.5	101.5	102.6	**97.2**
Research and Development Expenses	35.1	37.6	38.3	45.1	43.7	46.7	49.6	55.0	59.7	**69.0**
Sales, General and Administrative Expenses	92.2	98.8	104.4	121.2	115.4	127.1	154.7	202.5	228.4	**250.9**
Operating Income	39.2	49.1	50.4	47.5	38.6	37.1	59.0	72.7	75.9	**83.1**
Ordinary Income	38.9	48.7	50.3	47.2	39.8	36.9	63.2	76.1	76.1	**83.4**
Net Income	17.4	19.1	19.4	19.8	15.9	11.3	23.3	36.5	41.0	**50.1**
<Statements of Cash Flows>										
Net cash provided by operating activities					35.9	27.2	85.0	56.9	57.6	**72.7**
Net cash used in investing activities					(33.9)	(4.0)	(19.6)	(7.2)	(27.7)	**(27.3)**
Net cash used in financing activities					(10.0)	(15.4)	(17.7)	(39.1)	(19.8)	**(21.4)**
Free Cash Flow[3]					21.1	12.6	71.8	32.1	31.1	**48.9**
<Balance Sheet Data>										
Common Stock	23.5	23.5	29.6	44.9	44.9	44.9	44.9	44.9	45.0	**45.0**
Total Assets	389.2	442.9	456.6	453.1	463.4	485.7	549.4	557.6	591.7	**615.8**
Shareholders' Equity	211.9	227.4	254.4	299.2	308.6	329.4	345.9	362.1	388.2	**419.5**
Capital Expenditures					14.2	16.3	15.0	27.2	21.9	**28.7**
Depreciation/Amortization					13.0	15.1	150.0	15.3	18.0	**18.5**
<Managerial Indices>										
Earnings per Share (EPS) (yen)[4]	67.6	74.1	71.0	70.0	53.6	38.0	78.7	123.5	141.2	**172.1**
Fully Diluted EPS (yen)		69.8	66.9	67.1	53.1	37.7	77.9	122.3	139.9	**172.1**
Return on Sales Ratio (%)	6.7	7.0	6.9	6.6	5.6	3.7	6.4	8.5	8.8	**10.0**
Return on Equity (ROE) (%)	8.5	8.7	8.1	7.2	5.2	3.5	6.9	10.3	10.9	**12.4**
Equity-to-Total Asset Ratio (%)	54.5	51.3	55.7	66.0	66.6	67.8	63.0	64.9	65.6	**68.1**
Turnover Ratio of Total Capital (Time)	0.7	0.7	0.6	0.7	0.6	0.6	0.7	0.8	0.8	**0.8**
Return on Assets (ROA) (%)	4.6	4.6	4.3	4.4	3.5	2.4	4.5	6.6	7.1	**8.3**
Price-to-Book Value Ratio (PBR) (Time)	1.7	2.4	2.3	1.8	2.4	2.4	2.7	2.5	1.6	**1.9**
Dividends on Equity (DOE)(%)	1.6	1.8	2.1	2.2	2.1	2.0	2.0	2.4	2.5	**2.6**
Payout Ratio (%)	19.2	20.2	25.5	31.4	40.1	56.5	29.2	23.3	22.7	**20.9**
Dividends per Share (yen)	13.0	15.0	18.0	21.5	21.5	21.5	23.0	29.0	32.0	**36.0**
Total Cash Dividends (billions of yen)	33.0	39.0	50.0	62.0	64.0	64.0	64.0	77.0	93.0	**99.0**
Treasury Stock Purchase (thousand of shares)								4,590	3,000	**4,000**
Treasury Stock Purchase (billions of yen)[5]								13.9	9.2	**11.4**

Notes:1. Consolidated financial results from the year ended March 1996 have been reclassified for comparative purposes.
2. "Cost of Sales" includes "Reversal of reserve for sales returns".
3. Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" +"Other revenue/payment for continuous activities"
4. Earnings per Share and Fully Diluted Earnings per Share for the year ended March 2003 have been calculated based on a new accounting system.
5. Regarding Treasury Stock, values less than one billion yen are rounded down and numbers less than 1,000 are omitted.

VII. Non-Consolidated Financial Highlights

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	Change %	2005 (e)
Net Sales	258.6	275.0	289.6	**303.6**	104.8	297.0
Cost of Sales	83.3	84.2	85.6	**83.6**	97.6	70.0
Research and Development Expenses	46.5	51.9	57.6	**67.4**	116.9	75.0
Selling, General and Administrative Expenses	70.5	75.1	81.1	**85.6**	105.6	89.0
Operating Income	58.4	63.9	65.3	**67.1**	102.7	63.0
Ordinary Income	61.6	66.0	64.8	**66.6**	102.7	63.0
Net Income	18.2	30.8	34.2	**41.9**	122.6	38.5

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	Change %	2005 (e)
Net Sales	258.6	275.0	289.6	**303.6**	104.8	297.0
Pharmaceuticals	228.9	240.4	250.2	**260.7**	104.2	254.0
Prescription Pharmaceuticals	205.8	217.6	229.4	**241.2**	105.2	234.0
(Ratio of in-house developed products to Prescription Pharmaceuticals) (%)	(75.8%)	(76.2%)	(78.0%)	**(80.4%)**	-	-
Consumer Health Care Products	23.1	22.8	20.8	**19.5**	93.8	20.0
Food Additives/Chemicals, Machinery, etc.	16.0	13.4	11.9	**9.7**	81.1	4.5
Industrial Property Rights, etc. Income	13.7	21.2	27.5	**33.3**	120.9	38.5

*Animal Health business transferred market rights to another company in February 2003.
*Sales results by business segment have been reclassified since the year ended March 31, 2004.

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	Change %	2005 (e)
Net sales	258.6	275.0	289.6	**303.6**	104.8	297.0
Export	44.1	61.2	76.5	**85.9**	112.3	79.0
North America	32.4	46.9	58.3	**62.7**	107.5	-
Europe	8.2	10.5	14.1	**18.8**	133.7	-
Asia and others	3.5	3.8	4.1	**4.3**	106.5	-
Ratio of Exports to Sales (%)	17.1	22.3	26.4	**28.3**	-	26.6

*Major areas and countries included in each category:
1) North America: The U.S. and Canada
2) Europe: The United Kingdom, Germany, France, etc.
3) Asia and Others: East Asia, South-East Asia, and South-Central America, etc.
*Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31 Product / Description	2001	2002	2003	**2004**	Change %	2005 (e)
Peripheral neuropathy treatment METHYCOBAL	28.6	29.7	31.1	**31.8**	102.3	30.0
Alzheimer's disease treatment ARICEPT	8.5	13.7	21.9	**28.4**	130.0	35.0
Gastritis/gastric ulcer medication SELBEX	29.7	30.1	26.8	**24.4**	91.1	22.0
Proton pump inhibitor PARIET	6.3	5.4	58.0	**14.6**	251.3	30.0
Osteoporosis treatment GLAKAY	12.9	12.6	11.4	**10.0**	88.3	9.5
Non-ionic contrast medium IOMERON	10.6	10.2	9.5	**9.4**	98.9	8.5
Muscle relaxant MYONAL	9.7	9.5	8.8	**8.7**	99.0	8.0
Long-acting isosorbide dinitrate NITOROL-R	7.3	6.7	6.1	**5.3**	87.7	5.0
Endoscopic examination/hypoglycemia treatment GLUCAGON G NOVO	4.5	4.5	4.4	**44.0**	101.4	4.0
Anti-allergy agent AZEPTIN	7.1	6.2	4.8	**35.0**	72.3	3.0
Long-acting macrolide antibiotic RULID	3.7	3.7	3.5	**3.1**	89.8	2.5
Long-acting ACE inhibitor INHIBACE	4.4	3.7	3.1	**2.5**	82.1	2.0
Prescription Pharmaceuticals Total	184.0	184.3	185.7	**192.3**	103.6	196.0

*Statistical segmentation of "Prescription Pharmaceuticals Totals" have been modified from the year ended March 31, 2004.

5. *Aricept*, *Aciphex/Pariet* Drug Substance/Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31 Product	2001	2002	2003	**2004**	Change %	2005 (e)
ARICEPT drug substance (export)	9.6	11.8	14.8	**16.3**	110.5	15.0
ACIPHEX/PARIET bulk tablets/drug substance (export)	12.1	21.5	28.9	**32.5**	112.4	23.0
Bulk Substance/Tablets Total	21.8	33.3	43.7	**48.9**	111.7	38.0

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	Change %	2005 (e)
Vitamin B_2 preparation CHOCOLA BB Group	8.2	8.9	9.2	**8.7**	95.1	10.0
JUVELUX / Natural Vitamin E preparation Vitamin-E Group	3.6	3.4	3.2	**2.8**	87.7	2.5
SACLON / Indigestion & heartburn treatment SACLON Group	3.2	2.8	2.7	**2.3**	84.6	2.0
NABOLIN / Active-type Vitamin B_{12} NABOLIN Group	1.6	1.5	1.2	**1.5**	121.7	2.0
Consumer Health Care Products Total	23.1	22.8	20.8	**19.5**	93.8	20.0

7. GROSS PROFIT/MANUFACTURING COST

7-1 Breakdown of Cost of Sales

(billions of yen)

Years Ended March 31	2001	2002	2003	**2004**
Net sales	258.6	275.0	289.6	**303.6**
Cost of sales	83.4	84.3	85.5	**83.5**
Beginning inventory (+)	12.5	11.9	12.6	**14.2**
Manufacturing cost (+)	45.5	41.8	47.2	**45.1**
Product purchase (+)	34.6	34.9	31.3	**30.1**
Account transfer (+)	2.7	8.1	8.7	**7.7**
Ending inventory (-)	11.9	12.6	14.2	**13.5**
Cost of sales (%)	32.2	30.6	29.5	**27.5**
Reversal of reserve for sales returns	(0.1)	(0.1)	0.1	**0.0**
Gross profit	175.4	190.9	204.0	**220.1**

7-2 Breakdown of Manufacturing Costs

(billions of yen)

Years Ended March 31	2001	2002	2003	**2004**
Total manufacturing cost	45.2	45.4	50.0	**46.0**
Raw materials	18.3	17.7	19.5	**15.9**
Labor cost	13.3	13.6	14.9	**14.5**
Expenses	13.6	14.2	15.6	**15.5**
Beginning inventory of semi-finished goods and work-in-process (+)	8.4	7.2	7.7	**6.9**
Ending inventory of semi-finished goods and work-in-process (-)	7.2	7.7	6.9	**7.4**
Account transfer (+)	(2.0)	(2.0)	(2.7)	**(1.7)**
Cost variances (+)	1.1	(1.2)	(0.8)	**1.3**
Manufacturing cost	45.5	41.8	47.2	**45.1**

8. Selling, General & Administrative Expenses (Including R&D Expenses)

8-1 Research and Development Expenses

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	2005 (e)
Net sales	258.6	275.0	289.6	**303.6**	297.0
Research and development expenses	46.5	51.9	57.6	**67.4**	75.0
Overseas research and development expenses	12.5	17.5	18.4	**24.3**	-
(Ratio of overseas R&D expenses to total R&D expenses) (%)	(26.8%)	(33.8%)	(31.8%)	**(36.1%)**	-
Percentage of sales (%)	18.0	18.9	19.9	**22.2**	25.2

8-2 Selling, General and Administrative Expenses

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	2005 (e)
Net sales	258.6	275.0	289.6	**303.6**	297.0
Selling, general and administrative expenses	70.5	75.1	81.1	**85.6**	89.0
Personnel expenses	33.8	35.4	37.6	**38.1**	-
Marketing expenses	21.3	23.9	26.8	**30.9**	-
Administrative expenses	15.3	15.8	16.7	**16.6**	-
Percentage of sales (%)	(27.2%)	(27.3%)	(28.0%)	**(28.2%)**	(30.0%)

8-3 Selling, General and Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	2005 (e)
Net sales	258.6	275.0	289.6	**303.6**	297.0
Selling, general and administrative expenses (including R&D expenses)	117.0	127.0	138.7	**153.0**	164.0
Percentage of sales (%)	(45.2%)	(46.2%)	(47.9%)	**(50.4%)**	55.2

9. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2001	2002	2003	**2004**	2005 (e)
Capital expenditures	10.4	19.6	15.9	**20.6**	21.0
Property, plant and equipment	7.2	13.7	11.6	**17.7**	18.0
Intangible Assets	3.2	6.0	4.4	**2.8**	3.0
Depreciation/Amortization	10.7	10.9	13.0	**13.6**	15.0

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

10. Personnel Information

(persons)

March 31	2001	2002	2003	**2004**
Total employees	4,042	3,911	3,894	**3,858**
Research and development	1,011	937	948	**956**
Production	907	856	839	**809**
Sales, marketing and administration	2,124	2,118	2,107	**2,093**
Total Personnel cost (billions of yen)	637	653	697	**703**

Note: Employee numbers are expected to be 3,900 at the end of March 2005.

VIII. Changes in Quarterly Results (Consolidated)

1. Statement of Income Data

(billions of yen)

Years Ended March 31	2003				**2004**			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	115.2	119.2	117.7	114.4	116.6	131.1	130.0	**122.4**
Cost of sales	28.0	24.9	26.5	23.3	23.0	24.6	25.9	**23.7**
Research and development expenses	13.5	14.4	14.8	17.1	16.9	16.6	17.1	**18.4**
Selling, general and administrative expenses	54.7	58.6	54.9	60.2	57.7	67.9	62.1	**63.1**
Operating income	19.0	21.4	21.6	13.8	19.1	21.9	24.9	**17.2**
Non-operating income/expenses	(0.7)	0.3	0.1	0.5	0.5	(0.8)	0.2	**0.5**
Ordinary income	18.3	21.7	21.7	14.3	19.6	21.1	25.0	**17.7**
Extraordinary income/expenses	(0.2)	(2.7)	(1.2)	(2.3)	(0.2)	3.4	(0.4)	**(3.8)**
Income before taxes and interests	18.2	19.0	20.6	12.0	19.4	24.5	24.7	**13.9**
Net income	11.2	11.1	12.9	5.8	12.3	12.5	15.5	**9.8**
Earnings per share (yen)	38.3	38.2	44.8	19.8	42.3	42.9	53.1	**33.9**

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Balance Sheet Data

<Assets>

(billions of yen)

March 31	2003				**2004**			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Current assets	314.3	319.1	321.5	349.0	346.0	357.7	348.2	**354.2**
Fixed assets	235.1	237.5	236.8	242.7	248.0	258.4	260.3	**261.6**
Property, plant and equipment	109.5	111.0	110.2	111.7	112.6	114.3	114.6	**116.7**
Intangible assets	14.1	14.4	14.7	16.0	15.8	15.2	14.8	**15.1**
Investments and other assets	111.5	112.1	111.9	115.0	119.5	128.9	130.8	**129.8**
Total assets	549.5	556.6	558.3	591.7	594.0	616.1	608.5	**615.8**

<Liabilities and Shareholders' Equity>

(billions of yen)

March 31	2003				**2004**			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Current liabilities	131.6	133.2	124.7	146.0	135.5	147.9	127.0	**135.0**
Long-term liabilities	43.0	44.3	47.3	48.1	51.9	49.5	52.8	**52.7**
Total liabilities	174.6	177.5	172.0	194.1	187.4	197.4	179.8	**187.7**
Minority Interests	9.2	9.3	9.4	9.3	9.4	9.4	9.3	**8.6**
Shareholders' equity	365.7	369.8	376.9	388.2	397.2	409.3	419.4	**419.5**
Total liabilities, minority interests and shareholders' equity	549.5	556.6	558.3	591.7	594.0	616.1	608.5	**615.8**

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended March 31	2003				2004			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Capital Expenditures	3.2	6.0	4.4	8.3	5.2	7.4	6.0	**10.1**
Property, plant and equipment	2.8	4.6	3.6	6.4	4.5	6.8	5.3	**8.8**
Intangible assets	0.4	1.4	0.8	1.9	0.7	0.6	0.7	**1.3**
Depreciation/Amortization	4.1	4.4	4.5	4.9	4.3	4.5	4.7	**5.0**

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

4. Cash Flow Data

(billions of yen)

Years Ended March 31	2003				2004			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Net cash provided by operating activities	12.1	7.4	6.2	31.9	16.9	28.9	3.8	**23.1**
Net cash used in investing activities	(7.9)	(10.1)	(2.9)	(6.8)	(3.8)	(11.5)	(9.2)	**(2.8)**
Net cash used in financing activities	(5.4)	(9.3)	(4.3)	(0.9)	(4.5)	(0.0)	(5.4)	**(11.4)**
Cash and cash equivalents at end of period	115.8	104.6	103.2	127.3	136.4	150.0	138.1	**146.1**
Free Cash Flow	5.1	0.2	1.8	24.0	12.1	24.0	(3.8)	**16.7**

*Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" +"Other revenue/payment for continuous activities".

5. *ARICEPT* Sales by Area

(billions of yen)

Years Ended March 31		2003				2004			
Area		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Japan	¥ Billions	5.4	5.5	6.1	4.8	7.0	6.7	7.9	**6.8**
U.S.	¥ Billions	14.8	18.7	21.2	19.9	19.1	23.1	20.5	**25.1**
	US $ Millions	116	155	173	166	162	197	187	**232**
U.K.	¥ Billions	0.5	0.4	0.0	0.1	0.3	0.2	0.2	**0.2**
	UK £ Millions	3	2	0	0	1	1	1	**1**
Germany	¥ Billions	1.5	0.9	1.1	0.9	2.1	1.3	1.5	**1.3**
	Euro Millions	13	7	9	7	15	10	12	**10**
France	¥ Billions	2.6	2.8	3.0	2.9	3.4	4.1	4.2	**3.9**
	Euro Millions	22	24	25	23	25	31	32	**29**
Europe Total	¥ Billions	4.6	4.0	4.1	3.9	5.8	5.7	6.0	**5.4**
Asia and others	¥ Billions	0.7	0.6	0.4	0.6	0.6	0.6	0.6	**0.7**
Total	¥ Billions	25.4	28.8	31.9	29.2	32.5	36.1	35.0	**38.0**

6. *ACIPHEX/PARIET* Sales by Area

(billions of yen)

Years Ended March 31		2003				2004			
Area		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Japan	¥ Billions	1.6	1.4	1.6	1.2	1.7	4.1	5.7	**3.1**
U.S.	¥ Billions	24.1	26.7	20.3	32.7	22.6	31.4	26.7	**24.8**
	US $ Millions	190	223	166	272	191	266	244	**232**
U.K.	¥ Billions	1.3	1.4	1.5	1.3	1.3	1.6	1.8	**1.6**
	UK £ Millions	7	8	8	7	7	8	10	**8**
Germany	¥ Billions	0.2	0.2	0.2	0.2	0.3	0.3	0.3	**0.3**
	Euro Millions	2	2	2	2	2	2	2	**2**
Europe Total	¥ Billions	1.5	1.6	1.7	1.6	1.6	1.8	2.1	**1.8**
Asia and others	¥ Billions	0.3	0.3	0.4	0.3	0.3	0.4	0.5	**0.4**
Total	¥ Billions	27.6	30.1	24.0	35.8	26.3	37.7	35.0	**30.1**

*Total sales results for U.K. and Europe for the second and third quarter of the fiscal year ended March 2003 have been rectified respectively.

<Reference> [Non-consolidated] Eisai Inc. (U.S.A.)

(billions of yen)

Years Ended/Ending March 31		2003				2004			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	¥ Billions	40.2	46.0	42.3	53.2	42.4	55.3	48.1	**50.4**
	US $ Millions	316	383	345	445	358	470	440	**467**
Operating income	¥ Billions	0.6	1.7	0.1	3.9	1.0	4.0	2.4	**2.6**
	US $ Millions	5	14	1	32	8	34	22	**24**
Net income	¥ Billions	0.5	1.1	0.1	2.3	0.7	2.4	1.4	**1.6**
	US $ Millions	4	9	1	19	5	20	13	**15**
Operating income before royalty deduction	¥ Billions	4.8	6.9	5.8	9.5	6.2	10.4	8.0	**9.4**
	US $ Millions	38	57	47	79	53	88	73	**87**

IX. Changes in Quarterly Results (Non-Consolidated)

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2003				2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	76.8	73.4	77.7	61.7	76.5	77.4	80.2	**69.6**
Cost of sales	22.9	21.8	22.5	18.4	20.8	21.3	22.3	**19.2**
Research and development expenses	12.9	14.1	14.2	16.5	16.0	16.4	16.6	**18.3**
Selling, general and administrative expenses	20.8	20.4	20.4	19.5	20.6	22.4	22.0	**20.7**
Operating income	20.3	17.2	20.6	7.2	19.1	17.3	19.3	**11.4**
Ordinary income	19.1	17.6	20.6	7.6	19.6	16.4	19.2	**11.4**
Net income	11.4	8.4	12.4	2.1	12.3	10.6	12.7	**6.3**

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Prescription Pharmaceuticals

(billions of yen)

Years Ended March 31	2003				2004			
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
METHYCOBAL	8.4	8.1	8.1	6.5	8.3	7.8	8.4	**7.2**
ARICEPT	5.4	5.5	6.1	4.8	7.0	6.7	7.9	**6.8**
SELBEX	7.2	6.7	7.2	5.7	6.7	5.8	6.4	**5.5**
PARIET	1.6	1.5	1.6	1.2	1.7	4.1	5.7	**3.1**
GLAKAY	3.2	2.9	3.0	2.3	2.8	2.5	2.6	**2.1**
IOMERON	2.5	2.5	2.6	1.9	2.6	2.3	2.6	**1.9**
MYONAL	2.4	2.3	2.3	1.8	2.3	2.2	2.3	**1.9**
NITOROL-R	1.8	1.5	1.6	1.2	1.4	1.2	1.5	**1.2**
GLUCAGON G NOVO	1.2	1.1	1.2	0.8	1.2	1.1	1.3	**0.9**
AZEPTIN	1.3	0.9	1.0	1.6	1.0	0.7	0.9	**1.0**
RULID	0.9	0.7	1.0	0.8	0.8	0.7	0.9	**0.7**
INHIBACE	0.9	0.8	0.8	0.6	0.7	0.6	0.7	**0.5**
Prescription Pharmaceuticals Total	49.6	46.4	50.4	39.3	48.9	46.6	53.9	**43.0**

*In accordance with the modification of statistical segmentation of "Prescription Pharmaceutical Total" from the year ended March 31, 2004, "Prescription Pharmaceutical Total" for the fiscal year ended March 31, 2003 has also been rectified.

3. *Aricept*, *Aciphex/Pariet* Drug Substance/Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31	2003				2004			
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
ARICEPT drug substance (export)	8.1	7.9	7.6	5.3	9.4	9.8	6.6	**6.6**
ACIPHEX/PARIET bulk tablets/drug substance (export)	4.4	3.1	3.6	3.7	4.6	3.8	3.6	**4.3**
Bulk Substance/Tablets Total	12.5	11.1	11.1	9.1	14.0	13.7	10.2	**11.0**

4. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	2003				2004			
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
CHOCOLA BB Group	2.4	2.6	2.3	1.8	2.5	2.2	2.1	**2.0**
Vitamin-E Group	0.6	1.0	0.9	0.6	0.6	0.8	0.9	**0.5**
SACLON Group	0.6	0.7	0.8	0.5	0.5	0.6	0.7	**0.5**
NABOLIN Group	0.5	0.2	0.3	0.3	0.2	0.7	0.3	**0.3**
Consumer Health Care Total	5.1	5.7	5.7	4.3	4.3	5.5	5.2	**4.5**

X. Major R&D Pipeline Candidates

Changes from Previous Disclosure

1. *Aciphex* was approved for on-demand therapy of symptomatic GORD in the EU
2. A rapid disintegration tablet form for *Aricept* was approved in Japan
3. *Apnission Inj.* was approved in Japan
4. *Neophyllin Inj.* prefilled softbag was approved in Japan
5. *Warfarin* 0.5mg tablet was approved in Japan
6. Filing of *Aricept* for vascular dementia was withdrawn in the EU
7. Filing of *E2000* for transdermal form was withdrawn in Japan

1. International Development

1-1. Approved

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
PARIET E3810 (Additional indication)	E.U.	Apr-04	On-demand therapy for symptomatic GORD Currently indicated for the treatment of symptomatic GORD in the EU. Received approval for on-demand therapy of symptomatic GORD.	Tab.	In-house

1-2. Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
PARIET E3810 (Additional indication)	E.U.	Dec-03	Zollinger-Ellison syndrome and other pathological hypersecretory conditions Currently indicated for the treatment of peptic ulcers. Filed for the treatment of Zollinger-Ellison syndrome and other pathological hypersecretory conditions.	Tab.	In-house
ARICEPT E2020 (Additional indication)	U.S.	Sep-02	Vascular Dementia Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. Non-approvable letter was received from FDA for vascular dementia (VaD) indication on July 3, 2003. Discussions with FDA regarding this indication continue.	Tab.	In-house
ARICEPT E2020 (Additional form)	U.S. E.U.	Dec-03 Dec-03	Rapid Disintegration Tablet Currently available in tablet form. Filed for rapid disintegration tablet form for patients who have difficulty swallowing tablets and to contribute to improved compliance.	RDT	In-house
ARICEPT E2020 (Additional form)	U.S.	Dec-03	Liquid Formulation Currently available in tablet form. Filed for liquid formulation for patients who have difficulty swallowing and will contribute to improved compliance.	Liquid	In-house

Filing of Aricept for vascular dementia was withdrawn in the EU in April 2004

1-3. Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S. E.U.	2005	Severe Dementia due to Alzheimer's disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
ARICEPT E2020 (Additional indication)	E.U.	2005	Dementia associated with Parkinson's disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house

1-4. Phase II

(Product) Name (Research Code)	Area	Description	Form.	Origin
E5564	U.S.	Sepsis/ Endotoxin Antagonist A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Under development for the treatment of sepsis.	Inj.	In-house
E5564	U.S. E.U.	Endotoxin-related complications after coronary artery bypass graft surgery A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Now in phase II development for the prevention of endotoxin-related complications after coronary artery bypass graft surgery.	Inj.	In-house
E7070	U.S. E.U.	Anti-cancer/ Cell Cycle G1 Phase Arresting Agent The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Under development as an anti-cancer agent with a novel mechanism of action.	Inj.	In-house
ARICEPT E2020 (Additional indication)	U.S.	Migraine Prophylaxis Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase II trials for the prophylaxis of migraine headaches.	Tab.	In-house
E2007	U.S. E.U.	Multiple Sclerosis, Epilepsy and Parkinson's disease / AMPA receptor antagonist Selectively antagonizes the AMPA-type glutamate receptor and inhibits neuronal cell death. Under development as a treatment for Multiple sclerosis, Epilepsy and Parkinson's disease.	Tab.	In-house

2. Development in Japan

2-1. Approved

(Product) Name (Research Code)	Date	Description	Form.	Origin
PARIET E3810 (Additional indication)	Jul-03	Maintenance Therapy for Gastroesophageal Reflux Disease (GERD) Currently indicated for the treatment of peptic ulcers. Received approval for maintenance therapy for GERD.	Tab.	In-house
ARICEPT E2020 (Additional form)	Feb-04	Rapid Disintegration Tablet Currently available in tablet and fine granule forms. Received an approval for rapid disintegration tablet form for patients who have difficulty swallowing and will contribute to improved compliance.	RDT	In-house
Apnission Inj (Additional indication)	Feb-04	Apnea of Prematurity Diluted 20% Neophyllin Inj., currently indicated for the treatment of asthma. Approved for the treatment of Apnea of Prematurity.	Inj.	In-house
Neophyllin Inj (Additional form)	Feb-04	Neophyllin Injection prefilled softbag Neophyllin Injection is currently indicated for the treatment of asthma attacks. Approved prefilled softbag to overcome cumbersome diluting and to prevent medication errors due to failure in diluting and contamination.	Inj.	In-house
Warfarin (Additional form)	Feb-04	Warfarin 0.5mg Currently available in 1mg and 5mg tablets. Approved 0.5mg tablet to satisfy medical needs and allowing adjustments to lower dosages.	Tab.	In-house

2-2. Filed for Approval

(Product) Name (Research Code)	Applicatio	Description	Form.	Origin
CLEACTOR E6010 (Additional indication)	May-03	Pulmonary Embolism A novel second generation t-PA with a structure modified by utilizing recombinant DNA techniques. Designated as an orphan drug, E6010 is expected to be the first t-PA indicated for the treatment of pulmonary embolism in Japan.	Inj.	In-house
T-614	Sep-03	Anti-rheumatic Agent Suppresses lymphocyte proliferation, immunoglobulin production and production of inflammatory cytokines. Expected to improve chronic rheumatoid arthritis.	Tab.	Toyama Chemical

*Filing of E2000 (transdermal form) was withdrawn in Japan in February 2004

XI. Major News Releases

Date	Description
May 7, 2004	Co-development, licensing and supply agreement for the obesity management agent KES524 amended
April 23, 2004	ARICEPT application for vascular dementia is withdrawn in the EU
April 21, 2004	PARIET approved for on-demand therapy of symptomatic GORD in the EU
April 19, 2004	MENTEC HERB for irritation-associated fatigue and headache launched in Japan
April 2, 2004	Eisai's German pharmaceuticals marketing subsidiary and GlaxoSmithKline signed a promotion agreement for IMUREK, an immunosuppressant
March 31, 2004	Acquisition of anti-epileptic drug Zonegran (zonisamide) from Elan in North America and Europe announced
March 1, 2004	CHOCOLA BB DRINK II, a new vitamin B_2 drink for alleviation launched in Japan
February 25, 2004	The adoption of "Company with Committees System" announced
February 25, 2004	Integration and reorganization of Eisai's machinery operations announced
February 10, 2004	E2000, transdermal muscle relaxant application withdrawn in Japan
February 9, 2004	In-licensing agreement with Novartis for rufinamide, a new antiepileptic agent announced
February 3, 2004	Notice concerning the completion of acquisition of the Company's own shares through TOSTNeT-2 announced
February 2, 2004	Notice concerning the acquisition of the Company's own shares through TOSTNeT-2 announced
January 30, 2004	Another U.S. legal action over ACIPHEX ANDA filing commenced
January 13, 2004	JUSTAT family of products, athlete's foot and ringworm treatments launched
January 7, 2004	Notice of assuming all distribution responsibilities for ACIPHEX announced
December 22, 2003	MAA for new formulation of ARICEPT, rapid disintegration tablet in the EU submitted
December 18, 2003	NDAs for new formulations of ARICEPT, rapid disintegration tablet and liquid formulation in the U.S. submitted
December 15, 2003	PARIET for Zollingger-Ellison syndrome and other pathological hypersecretory conditions submitted in the EU
November 21, 2003	U.S. legal action over ACIPHEX ANDA filing commenced
November 13, 2003	Notice of conclusion of license agreement regarding research information of lung cancer gene announced
November 10, 2003	JUVELUX E PURE, natural vitamin E capsule launched
November 5, 2003	Notice concerning Food Additives and Chemicals Division to be split off into a newly incorporated subsidiary announced
November 5, 2003	Notice concerning dissolution of subsidiary, Eisai Pharma-Chem Europe Ltd., announced
October 22, 2003	SKAINAR ANTITUSSIVE & EXPECTORANT, a consumer health care medication for cough and expectoration partially voluntarily recalled
September 24, 2003	T-614, jointly developed with Toyama Chemical Co., Ltd., submitted for NDA for the treatment of rheumatoid arthritis in Japan.
September 18, 2003	SKAINAR S TABLETS FOR RHINITIS containing pseudoephedrine hydrochloride for nasal congestion launched
September 16, 2003	Application for modification to the Posology and Method of Administration section of the PARIET SmPC for the on-demand therapy of symptomatic GORD submitted to the U.K. MHRA for the EU mutual recognition procedure
September 12, 2003	MAXALT 10mg Tablet, MAXALT RPD 10mg Tablet, 5-HT1B/1D receptor agonist-type migraine treatment agents launched
September 9, 2003	Rasagiline submitted for NDA for the treatment of Parkinson's disease by Teva Pharmaceutical Industries Ltd.
September 3, 2003	Application for the exemption from the substitutional retirement portion of Eisai Pension Fund approved
August 19, 2003	NABOLIN S, a Mecobalamin (Activated Vitamin B_{12}) Tablet launched
July 30, 2003	Marketing alliance agreement for MAXALT, a migraine treatment agent partially amended
July 30, 2003	Independent company will be established for chemicals and food additives business
July 18, 2003	PARIET 10 mg received approval for maintenance therapy for Gastroesophageal Reflux Disease(GERD)
July 4, 2003	FDA did not approve the indication of vascular dementia for ARICEPT
July 1, 2003	Notice concerning stock options including the amount to be paid for the exercise of stock options announced
June 24, 2003	Notice of allotment of stock options announced
June 23, 2003	Activated Vitamin B_2 tablet, CHOCOLA BB PLUS launched in Japan
May 26, 2003	sNDA of CLEACTOR for acute pulmonary embolism submitted
May 15, 2003	Agreement with Teva for co-development of rasagiline for Alzheimer's disease, and co-promotion for Parkinson's disease, in the U.S. signed
May 13, 2003	Notice on providing stock options in the form of new stock issuance announced
May 13, 2003	Notice concerning acquisition of the company's own shares in the market announced
April 3, 2003	CHOCOLA CC WHITE for hyperpigmentation due to sunburn or other causes launched in Japan

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

May 11, 2004

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Vice President Corporate Communications & General Affairs Phone: +81-3-3817-5085

Notice Concerning the Spin off of the Machinery Division of Eisai Co., Ltd

At the meeting of the Board of Directors of Eisai Co., Ltd on May 11, 2004, it was decided that from October 1, 2004, the Machinery Division will be divested from the Company (hereinafter the "Separation") and transferred to Herusu Co., Ltd., a consolidated subsidiary of the Company.

From the date of the Separation, it is intended that the trade name of the successor company [Herusu] shall be changed to Eisai Machinery Co., Ltd.

In additin, a basic agreement has been reached that prior to this integration of machinery business, the business of Chiba Plant, the production base for cosmetic materials, shall be transferred to Koyo Sangyo Co., Ltd., and Koyo Kako Co., Ltd., on September 30, 2004. Products of Cosmetics and Toiletaries will continue to be produced by Koyo Sangyo Co., Ltd. under contract.

Details

1. Objective of the Separation

Presently, the Company's Machinery Division is involved in the production and export of pharmaceutical related machinery, while Herusu handles Japan sales of these products. This integration will unify the entire operation from production through sales, with a reorganization to business systems that will facilitate speedy provision of more efficient services to all customers.

2. Overview of the Separation

(1)Schedule of the Separation

Separation Agreement approval by the Board of Directors (company making the Separation)	May 11, 2004
Separation Agreement approval by the Board of Directors (successor company)	May 11, 2004
Date of Separation	October 1, 2004 (planned)
Registration of the Separation	October 1, 2004 (planned)

In accordance with the provisions of the Commercial Code Article 374.22 (simple absorption type separation), the company making the Separation is not required to obtain consent at the general shareholders' meeting. In accordance with the provisions of the Commercial Code Article 374.23 Paragraph 1, (simple absorption type separation), the successor company is not required to obtain consent for the Separation from a shareholders' meeting.

(2) Format of the Separation

1. Format of the Separation

The Company is defined as the company making the Separation; Herusu Co., Ltd. is the successor company in this company separation and absorption type arrangement.

2. Reason for Adopting this Format

By clarifying the system of responsibility for business in their management of consolidated entities and making the management independent, the Company aims to achieve a higher level of satisfaction for all customers. Accordingly, a company separation and absorption type format is being employed in which Herusu succeeds the business of the Machinery Division and allocates to the Company all of their newly issued shares.

(3) Allocation of Shares

The 2,000 shares of common stock to be issued by the successor company will all be allocated to the Company, which is the company making the separation.

(4) Allocated Grant of Funds

No funds are allocated for payment.

(5) Transferred Rights and Responsibilities

Herusu Co., Ltd. succeeds all assets of the Machinery Division of the Company making the separation, as well as their liabilities, their status under any contracts and any associated rights and responsibilities. Herusu does not, however, take over the employment contracts of employees involved, and the Company's employees employed mainly in the business subject to the Separation at the time of the Separation will be seconded to the successor company or, with the approval of the employee concerned, may be transferred to the successor company.

(6) Forecast on Debt Servicing

No problems are foreseen on servicing of debt of the Company and the successor company after the Separation.

(7) Board of Directors and Auditors of the successor company as of May 11, 2004

Directors and auditors of the successor company are as follows:

Representative Director	Kenji Hanawa
Director	Yosuke Murashima
Director	Ryosaku Tagaya
Auditor	Takahisa Tateishi
Auditor	Toshimori Minami

3. Outline of Companies Involved

(1) Trade name	Eisai Co., Ltd. (company making the Separation)	Herusu Co., Ltd. (successor company)
(2) Business	Manufacture and sales of pharmaceuticals, quasi-drugs, and pharmaceutical equipment	Sales of pharmaceutical equipment and quasi-drugs
(3) Date of establishment	December 6, 1941	March 23, 1964
(4) Head Quarter Location	6-10, Koishikawa 4-chome, Bunkyo-ku, Tokyo	1-13, Nishi-Ikebukuro 3-chome, Toshima-ku, Tokyo
(5) Representative	Haruo Naito, President & CEO	Kenji Hanawa, Representative Director & President
(6) Capital	44.985 billion yen	64 million yen
(7) No. of issued shares	296,566,949	128,000
(8) Shareholders' capital	405.085 billion yen	699 million yen
(9) Gross assets	515.63 million yen	3.938 billion yen
(10) Settlement term	March 31	March 31
(11) No. of employees	3,858 as of March 2004	56 as of March 2004
(12) Main trading partners	Suppliers: Beta Chem Co., Ltd., Aventis Pharma Ltd., and Novo Nordisk Pharma Ltd. Customers: Kuraya Sanseido Inc., Suzuken Co., Ltd., and Fukujin Co., Ltd.	Suppliers: Eisai Co., Ltd., Bosch Packaging Technology K.K. and Shionogi Qualicaps Co., Ltd. Customers: Eisai Co., Ltd., Chugai Pharmaceutical Co., Ltd. and Ono Pharmaceutical Co., Ltd.
(13) Ratio of shares held by major shareholders as of March 2004.	The Master Trust Bank of Japan, Ltd. (5.51%), The Chase Manhattan NA London Omnibus Accoiunt(4.74%) , Japan Trustee Services Bank, Ltd. (4.56%), Nippon Life Insurance Company (4.56%) , Saitama Resona Bank, Ltd. (4.18%),	Eisai Co., Ltd. (100%)
(14) Main trading banks	Saitama Resona Bank, Mizuho Corporate Bank and, Bank of Tokyo-Mitsubishi	Saitama Resona Bank, Mizuho Corporate Bank and Bank of Tokyo-Mitsubishi Bank
(15) Relationship of companies	Capital	The successor company is a wholly owned subsidiary of the company making the Separation.
	Personnel	Executives dispatched from company making the Separation and employees seconded.
	Trading	Company making the Separation sells pharmaceutical equipment to successor company and buys quasi-drugs from them.

(16) The Company's Results Over Last 3 Settlement Terms(Non consolidated)

	Eisai Co., Ltd., (company making the Separation)		
Settlement term	March 2002	March 2003	March 2004

Net sales	275,032 million yen	289,603 million yen	303,626 million yen
Operating income	63,904 million yen	65,273 million yen	67,057 million yen
Ordinary income	66,026 million yen	64,805 million yen	66,559 million yen
Net income	30,821 million yen	34,174 million yen	41,883 million yen
Net income per share	104.25 yen	117.57 yen	143.73 yen
Annual dividend per share	29.00 yen	32.00 yen	36.00 yen
Shareholders' capital per share	1,217.58 yen	1,293.44 yen	1407.52 yen

(17) Results Over Last 3 Settlement Terms of Successor Company

	Herusu Co., Ltd. (successor company)		
Settlement term	March 2002	March 2003	March 2004
Net sales	6,310 million yen	6,112 million yen	6,623 million yen
Operating income	163 million yen	91 million yen	60 million yen
Ordinary income	164 million yen	94 million yen	58 million yen
Net income	57 million yen	100 million yen	33 million yen
Net income per share	451.74 yen	787.57 yen	258.42 yen
Annual dividend	50.00 yen	50.00 yen	- yen
Shareholders' capital per share	4,504.33 yen	5,233.79 yen	5,467.24 yen

4. Details of the Business Department (Subject of the Separation)

(1) Outline of Machinery Division
Manufacture, sales and export of pharmaceutical equipment and devices

(2) Sales for Machinery Division during the term to March 2004

	Machinery Division (a)	Company making the Separation (b)	Ratio (a/b))
Net sales	2,492 million yen	303,626 million yen	0.8%

(3) Assets and Liabilities Components of Machinery Division and Respective Amounts (March 31, 2004)

Assets		Liabilities	
Item	Book value	Item	Book value
Current assets	2,763 million yen	Current assets	90 million yen
Fixed assets	112 million yen	Fixed assets	—
Total	2,876 million yen	Total	90 million yen

5. Condition of the Company Post Separation

There will be no change to the trade name, nature of business, head quarters location, capital or settlement terms of the Company after the Separation. The Separation will have a negligible effect on the Company's consolidated performance. The Company is predicted to incur a 90 million yen reduction in gross assets as a result of the Separation.

Reference Material

1. Scheduled date of business transfer: September 30, 2004.
2. Outline of Koyo Sangyo Co., Ltd.
   Sales: Approximately 9.1 billion yen (for the term ended February 2003)
   Major business operations: Sales of wood rack panels, adhesives, sound proofing materials and synthetic resins.

Main customers: Toshiba Corp. (5%), Chori Co., Ltd. (5%; Dow Kakoh K.K. products), Mitsubishi Electric Corp., Canon Inc., Kanematsu Corp., Hitachi Ltd., Mistsui Chemicals, Inc., Dai Nippon Printing Co., Ltd., Toppan Printing Co., Ltd., Okamura Corporation, Sanyo Electric Co., Ltd. and Platinum Pen Co., Ltd.

For further information

Corporate Communications Department

Eisai Co., Ltd.

Tel: 03-3817-5120

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

May 11, 2004

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Vice President Corporate Communications & General Affairs Phone: +81-3-3817-5085

Notice on Providing Stock Options in the Form of New Stock Issuance

The Board of Directors of Eisai Co., Ltd. (hereinafter referred to as "Company") resolved at a meeting on May 11, 2004 to propose at the 92nd Ordinary General Meeting of Shareholders to be held on June 24, 2004 the issuance of subscription rights as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code.

I . Reason for issuing subscription rights under specifically advantageous terms to parties other than shareholders.

The subscription rights shall be issued free of charge to the Company's directors and other applicable persons as stock options in order to raise their morale and enhance motivation to promote the Company's corporate value.

II . Terms for Issuing Subscription Rights

(1) Types and Numbers of Shares to be Issued by the Exercise of Subscription Rights
Up to 260,000 common shares in the Company

(2) Number of Subscription Rights
Up to 2,600 subscription rights

The number of shares (hereinafter referred to as "Number of Granted Shares") to be Issued by the exercise of each share option shall be 100 shares. In the event that the Company's common shares are split or consolidated, the Number of Granted Shares shall be adjusted by the following formula, and any amount less than one yen resulting from such adjustment shall be rounded down.

Adjusted number of granted shares=
Pre-adjusted number of granted shares × (Reverse) Stock Price Ratio

(3) Subscription rights Issuing price
The subscription rights shall be issued free of charge.

(4) Amount Paid in upon the Exercise of Subscription Rights

The amounts paid in upon the exercise of the subscription rights shall be equal to to the amount paid in (hereinafter referred to as "Exercise Price") per share issued or transferred by the exercise of the respective subscription rights multiplied by the Number of Granted Shares.

The Exercise Price shall be equal to the greater of (a) the average closing price of the Company's common shares traded in regular transactions at the Tokyo Stock Exchange onthe respective days in the previous month (excluding the days on which no transactions were performed), or (b) the closing price of the subscription rights issuing date (or the most recent closing price if there is no transaction on the subscription rights issuing date).

Furthermore, in the event that the Company's common shares are split or consolidated, the Exercise Price shall be adjusted according to the following formula, and any amount less than 1 yen resulting from such adjustment shall be rounded down.

$$\text{Adjusted Exercise price} = \text{Pre-adjustment exercise price} \times \frac{1}{\text{(Reverse)Stock split ratio}}$$

Furthermore, regarding the Company's common shares, if the Company is to issue new shares or dispose of its treasury shares at an amount lower than the market price the Exercise Price shall be adjusted according to the following formula and any amount less than 1 yen resulting from such adjustment shall be rounded down. Provided, however, that the foregoing shall not apply to the exercise of subscription rights, the conversion of convertible bonds pursuant to the Commercial Code before the enforcement of the Law concerning Partial Amendment to the Commercial Code (Law No. 128/2001), or the exercise of warrants pursuant to Article 280-19 of said law.

$$\text{Adjusted Exercise price} = \text{Pre-adjustment} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of New shares issued} \times \text{Subscroption price per share}}{\text{Market Price}}}{\text{Number of previouly issued shares} + \text{Number of previouly issued shares}}$$

In the above formula, "Number of previously issued shares" is the total number of shares issued by the Company excluding treasury stock shares held by the Company. In the event treasury stock shares are disbursed, "Number of new shares issued" and "Subscription price per share" shall be read as "Number of treasury stock shares disposed" and "Disposed price."

In addition, in the event of a certain occurrence such as a merger or spin-off which necessitates the Company to adjust the exercise price, the exercise price shall be adjusted rationally in consideration of the conditions of such an event.

(5) Exercise period for stock options

From July 1, 2004 until June 24, 2014.

(6) Other conditions for the exercise of stock options
The partial exercise of stock options is not permitted.

(7) Cancellation of stock options
The Company may at any time acquire and cancel stock options that it acquires.

(8) Transfer restrictions on stock options
The transfer of stock options requires the approval of the Board of Directors.

III . Terms for Allotment of Subscription Rights

Upon the allocation of the subscription rights, those who are allotted the subscription rights shall enter into the "Share Option Agreement" which sets forth the following terms which are deemed reasonable by the Board of Directors for the purpose of the issuance of the subscription rights.

(1) A party who is allotted the subscription rights may exercise the subscription rights also when he/she is no longer the Company's director or employee. In the event that a party who is allotted the subscription rights passes away, his/her heir may exercise the Share Option. In both of these cases, the subscription rights shall be exercised in accordance with the Stock Option Agreement.

(2) The parties who are allotted the subscription rights may not assign or pledge to any third party, or otherwise dispose of the subscription rights.

(3) The Share Option Agreement shall set forth other restrictions on the exercise of the subscription rights.

(Note)

The above proposal concerning "the issuance of subscription rights as stock options" is subject to approval at the General Shareholders' Meeting to be held on June 24, 2004.

For further information

Corporate Communications Department

Eisai Co., Ltd.
Tel: 03-3817-5120